Exhibit 1.3

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 13, 2011

In this Management’s Discussion and Analysis (MD&A), “we”, “Nordion”, and “the Company” refer to Nordion Inc., formerly MDS Inc.  In this MD&A, we explain Nordion’s results of operations and cash flows for the year ended October 31, 2011, and our financial position as of October 31, 2011. You should read this MD&A in conjunction with our audited consolidated financial statements and related note disclosures for the same period. Readers are also referred to the unaudited quarterly financial statements and quarterly MD&As for fiscal 2011, the Company’s Annual Information Form for fiscal 2011 (AIF), the Company’s Annual Report, and Form 40-F. These documents are available on Nordion’s website at www.nordion.com or at www.sedar.com and www.sec.gov.

Our MD&A is intended to enable readers to gain an understanding of Nordion’s current results of operations, cash flows and financial position. To do so, we provide information and analysis comparing our results of operations, cash flows and financial position for the current fiscal year with those of the preceding fiscal year. We also provide analysis and commentary that we believe will help investors assess Nordion’s future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on our current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in our 2011 AIF and this document that could have a material impact on Nordion’s future prospects. We caution our readers that actual events and results may vary materially from those anticipated in these forward-looking statements.

Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, risks and uncertainties that are discussed in greater detail in the “Risk Factors” set out in section 5 of our 2011 AIF, and elsewhere in this MD&A.

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Amounts are in thousands of United States (U.S.) dollars, except per share amounts and where otherwise noted.

We have organized our MD&A into five sections:

Nordion Inc. Fiscal 2011 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

1) Business Overview

Our business

Nordion is a global health science company providing market-leading products and services used for the prevention, diagnosis and treatment of disease. Our products benefit the lives of millions of people in more than 60 countries around the world and are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. We have approximately 500 highly skilled employees in three locations.

We have organized our operations into three business segments: Targeted Therapies, Sterilization Technologies, and Medical Isotopes, as well as certain corporate functions and activities reported as Corporate and Other.

Targeted Therapies
Our Targeted Therapies products primarily focus on the treatment of various cancers by targeting the disease from within the body with a higher concentration of radiation directed to the tumor, thereby limiting both damage to surrounding healthy tissue and side effects for the patient.

Our main Targeted Therapies product is TheraSphere® which is used in the treatment of inoperable primary and metastatic liver cancer, and is approved and reimbursed in key markets. TheraSphere is in Phase III clinical trials for both primary liver cancer and metastatic liver cancer, and in the planning stage for a Phase III trial for the treatment of primary liver cancer patients with Portal Vein Thrombosis (PVT).

We are also a contract manufacturer of Bexxar®, a radiotherapeutic and CardioGen-82®, a cardiovascular positron emission tomography (PET) imaging agent.

Sterilization Technologies
Our Sterilization Technologies segment is focused on the prevention of disease through terminal (in final packaging) sterilization of medical products and devices, as well as food and consumer products. We produce and install Cobalt-60 (Co-60) irradiation sources and design, construct, install, and maintain commercial gamma sterilization systems, referred to as production irradiators.

We are the world's leading supplier of Co-60, the isotope that produces the gamma radiation that destroys harmful micro-organisms.  Gamma sterilization technologies are used globally to sterilize approximately 40% of single use medical products including disposable medical devices and supplies such as surgeon's gloves, syringes, sutures, and catheters, as well as pharmaceuticals. Gamma sterilization is also used for the treatment of food and consumer products.

Medical Isotopes
Our Medical Isotopes segment focuses on products used in the diagnosis and treatment of diseases, including cardiac and neurological conditions, and several types of cancer. According to the World Nuclear Association, over 10,000 hospitals worldwide use radioisotopes in medicine with about 90% of the procedures being for diagnosis.

We sell a breadth of isotopes, which our customers incorporate into products that are used in these medical procedures. Our primary product is the reactor-based Molybdenum-99 (Mo-99), which decays into Technetium-99 (Tc-99m), utilized in approximately 80% of nuclear medical procedures worldwide.

We process and sell other Reactor isotopes including Xe-133 (used in lung scans), I-131 (used to treat hyperthyroidism, thyroid cancer and non-Hodgkin’s lymphoma), and I-125 (used to treat prostate cancer).

We also manufacture and process Cyclotron isotopes at our facility in Vancouver, Canada.

Corporate and Other
Nordion is a publicly traded company listed on the Toronto Stock Exchange (TSX: NDN) and on the New York Stock Exchange (NYSE: NDZ).  The number of outstanding Nordion common shares at October 31, 2011 and at December 12, 2011 was 62,378,521.

Our corporate and public company functions were consolidated and streamlined at our Ottawa, Canada headquarters during 2010 and 2011.

For a detailed description of our Targeted Therapies, Sterilization Technologies, and Medical Isotopes businesses, see “Section 4, Description of the Business” in our current AIF.

Nordion Inc. Fiscal 2011 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

Recent business and corporate developments

Targeted Therapies

TheraSphere Growth

TheraSphere continued to demonstrate robust performance with revenue growth of 47% during fiscal 2011. Approximately two-thirds of TheraSphere sales growth in the year was due to adoption by new customers, while the remaining one-third came from increased sales to healthcare providers with which we had an existing relationship. TheraSphere continues to gain global acceptance as a leading treatment for liver cancer.

TheraSphere Phase III Trials

In the United States, TheraSphere is currently authorized by the U.S. Food and Drug Administration (FDA) for use under a Humanitarian Device Exemption (HDE) as a radiation treatment for primary liver cancer or hepatocellular carcinoma.

In Q2 2011, the FDA approved our Phase III clinical trial applications for both primary liver cancer (approximately 400 patients at up to 40 sites around the world) and secondary or metastatic liver cancer (approximately 350 patients at up to 30 sites around the world). In Q3 2011, we engaged Theorem Clinical Research (Theorem, previously Omnicare Clinical Research), a full service clinical research organization (CRO) to conduct these trials. Theorem is providing clinical trial implementation services which include clinical data management, statistical analysis, monitoring, and administrative expertise to support the conduct of the studies. These trials are expected to be significantly larger than any of the clinical trial activities that we have completed to date resulting in a significant increase in our level of research and development (R&D) investment. We currently expect first patient enrolment in our Phase III clinical trials to occur in the first half of fiscal 2012.

We are also planning the design and protocol for a randomized trial in the subset of primary liver cancer patients with PVT, where we believe TheraSphere may provide benefit. The trial is intended to provide randomized comparative data that would demonstrate effectiveness over an existing treatment and, therefore, support continued adoption, our pursuit of expanded reimbursement in Europe, and provide a base for expansion into Asia. We currently expect to enrol the first patient into this trial during the second half of calendar 2012.

CardioGen-82 Manufacturing Interruption

In Q2 2011, our manufacturing of CardioGen-82 generators, a Bracco Diagnostics Inc. (“Bracco”) product, was interrupted due to a manufacturing process change relating to component modifications with a third party supplier. In Q3 2011, Bracco issued a letter to customers that effective July 25, 2011, Bracco had voluntarily discontinued the sale of CardioGen-82 generators and recalled the units in the market due to two patients having received a higher radiation dose than expected. The reason for the recall by Bracco is for an issue different from the one that interrupted our CardioGen-82 manufacturing in Q2 2011. As a result, we have not manufactured CardioGen-82 generators since early Q2.

Bracco has stated that it intends to work with the FDA to bring CardioGen-82 back onto the market. Bracco stated in a letter to customers dated October 17, 2011, it anticipates the limited and progressive reintroduction of the product to commence in the first or second quarter of calendar 2012. Nordion's role in the reintroduction has yet to be defined. Accordingly, we do not currently expect to realize revenue from CardioGen-82 during fiscal 2012.

Sterilization Technologies

Innovative new Modular Irradiator technology unveiled

In Q3 2011, we announced our new Flexible Irradiation Technology (GammaFITTM) modular irradiator system at the 2011 International Meeting on Radiation Processing (IMRP), the biennial gathering for members of the International Irradiation Association.  Our GammaFIT system is an industry innovation that deploys a modular design providing end users the flexibility to add to and configure the irradiator to grow and change with their processing volume and needs.  Because many smaller companies are discouraged from entering the sterilization business due to the large initial capital investment in equipment, we believe the GammaFIT provides a more accessible product that can open up new Co-60 markets for us, particularly in Latin-America and Asia.

The GammaFIT system became commercially available as of December 6, 2011.

Nordion Inc. Fiscal 2011 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

Co-60 Supply Agreement with Sterigenics

In Q1 2011, we announced a five-year contract for the supply of Co-60 to Sterigenics International, a global leader in contract sterilization and ionization services. Sterigenics International has historically been an important customer and this contract provides for growth in revenue over the term of the contract.

Production Irradiator Shipments

We shipped two production irradiators during fiscal 2011. One irradiator was shipped to a customer in Europe and another to a customer in the U.S., both for the sterilization of medical products.

Medical Isotopes

NRU Returns from its Maintenance Shutdown

In Q3 2011, the National Research Universal (NRU) reactor at Chalk River, Ontario, returned to service from its planned maintenance shutdown, which lasted 32 days. The impact of the shutdown to our operations began May 26, 2011, and resulted in an interruption in the supply of medical isotopes, primarily Mo-99, during our Q3 2011. Our production and sales returned to service as expected and planned with our customers.

Renewal of Chalk River Operating License to 2016

On October 27, 2011, the Canadian Nuclear Safety Commission (CNSC) announced its decision to renew the Atomic Energy of Canada Limited (AECL) Chalk River Laboratories operating licence for a period of five years. The licence will be valid until October 31, 2016. Currently, our principal source of medical isotopes is the AECL owned NRU reactor.

Corporate and Other

Returns to Shareholders

In January 2011, we re-initiated a normal course issuer bid (NCIB) to purchase for cancellation up to 5,677,108 shares or 8% of our outstanding shares. As of October 31, 2011, we have repurchased a total of 4,860,132 shares with an aggregate value of $52.4 million under this NCIB. We continue to monitor and assess our cash requirements, liquidity and access to capital in determining the final amount we repurchase.

On January 19, 2011, our Board of Directors approved the initiation of a quarterly dividend of $0.10 per share.  Including the quarterly dividend declared on December 13, 2011, we will have returned $25.4 million to shareholders by way of dividends related to fiscal 2011.

New Credit Facility

Effective June 3, 2011, we entered into a $75.0 million senior revolving three-year committed credit facility with the Toronto-Dominion Bank (TD) and a select group of other financial institutions. Under the new credit facility, we are able to borrow both Canadian and U.S. dollars. By entering into our new credit facility, cash held in account as security for letters of credit and letters of guarantee has been made available for operations. The primary purpose of the new credit facility is for general corporate purposes. For further details on this new credit facility, see the “Liquidity” section of this MD&A.

Arbitration with Life Technologies Corporations

As part of the sale of MDS Analytical Technologies completed in Q1 2010, our joint venture partnership with Applied Biosystems, a division of Life Technologies Corporations (Life), was dissolved. A disagreement arose between the former partners (Nordion and Life) as to the appropriate treatment of certain inventory sold by the partnership to Applied Biosystems prior to the dissolution of the joint venture partnership. The disagreement was submitted to arbitration and the arbitrator in the hearing ruled in favour of Life. As a result, we recorded a settlement loss of approximately $9.5 million in our results of discontinued operations in Q3 2011. We have not paid the $9.5 million to date.

Subsequent to the arbitrator’s ruling, on September 30, 2011, we filed a Statement of Claim against Life in the Ontario Superior Court of Justice seeking recovery of approximately C$30 million and requesting the $9.5 million settlement payment be stayed pending the outcome of this new claim. In December 2011, Life filed its statement of defense and we expect that Life will vigorously defend this action.

Medical Isotopes update
Events and changes in the global medical isotopes industry over the past several years have impacted Nordion’s Medical Isotopes business. We attempt to carefully monitor the environment in which we operate to factor these events and changes into our strategic decisions. Key issues impacting Nordion’s Medical Isotopes business are outlined below.

Nordion Inc. Fiscal 2011 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

Current Mo-99 market environment

AECL’s NRU reactor experienced a 15-month unplanned and extended shutdown from May 2009 to August 2010 to repair the reactor vessel. The High Flux Reactor (HFR) in Petten, Netherlands also experienced an unplanned extended shutdown from February 2010 to September 2010. This created a global shortage of supply of medical isotopes, and, in particular, Mo-99. Changes that took place in the medical isotopes market in response to this shortage impacting Nordion’s business include:

•	Efficiencies gained in the manufacture, distribution and dispensing of the product;

•	Increased pricing of Mo-99 compared with historical levels;

•	Nordion’s customers that historically purchased all or a large majority of their Mo-99 requirements from Nordion have diversified and continue to diversify their supply;

•	Multi-year commitments of Nordion’s customers were required to secure purchases of Mo-99 from the Company’s competitors while the NRU reactor was shut down;

•	Changes in Nordion’s customers’ market share as a result of short supply of Mo-99 during the NRU outage;

•	Increased capacity of global Mo-99 supply in the market; and,

•	Prioritization of governmental authorities of the development of alternatives to produce Mo-99.

Although pricing in fiscal 2011 remained higher compared with the historical levels prior to the 15-month shutdown, it decreased over the year in response to the changing competitive environment.

During 2011, we believe the global demand for Mo-99 remained essentially flat at a level approximately 15% below the level of demand prior to the shutdown of the NRU in May 2009. While we understand there has not been a significant reduction in the number of end-user procedures, we believe some of the efficiencies gained during the extended NRU and HFR reactor shutdowns currently remain.

Current Market Position

A significant majority of the Mo-99 we sold in 2011 was based on contractual arrangements that ranged in duration from one to three years, including our three-year contract amendment we entered into during the year with our largest customer Lantheus. In 2011, we were able to secure new contracts with several new customers. However, volumes we sold to them were modest.  In 2012, we intend to continue to work with these new customers, our other existing customers and potential new customers to secure additional sales of Mo-99.  However, we remain largely dependent on Lantheus, who purchase the majority of medical isotopes we sell. After 2012, our contract with Lantheus provides for potential changes in pricing and volume commitments in the event of possible changes in the market. Our current contract with Lantheus expires in December 2013.

Long-term Mo-99 supply

Reliable long-term supply of medical isotopes has been an important consideration in the medical isotope market, and for Nordion, as most of the reactors currently involved in producing the majority of the global supply of medical isotopes are over forty years old. The NRU reactor began operation in November 1957.

Nordion continues to focus on obtaining long-term supply through two key initiatives: the MAPLE arbitration and our Mo-99 supply agreement with Russian supplier, Isotope. These initiatives are further described below.

1.	MAPLE arbitration (please also refer to the Litigation section of this MD&A and to the 2011 AIF)

In May 2008, the Government of Canada and AECL unilaterally cancelled the MAPLE project, which was intended to be Nordion’s long-term source of supply for reactor-based medical isotopes. The MAPLE project included two reactors dedicated to medical isotope production and a new processing facility, which provided redundancy and significant capacity relative to global demand. As such, we believe the industry, in general, viewed Nordion and the MAPLE Facilities as being a major source of reliable long-term supply of medical isotopes.

As a result of the cancellation, in July 2008, Nordion served AECL with Notice of Arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations to complete the MAPLE Facilities, and, in the alternative and in addition to such order, seeking significant monetary damages. Arbitration hearings began in fiscal 2011 and are expected to be completed in the second quarter of fiscal 2012, with a decision thereafter.

The outcome of the arbitration and AECL’s counter-claim, however, cannot be predicted with any certainty at this time. As we get closer to a final ruling in this arbitration, there are a variety of potential outcomes. If we are successful in our claim for specific performance, that would allow us to achieve our primary end objective of requiring AECL complete the MAPLEs, which in itself could take several

Nordion Inc. Fiscal 2011 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

years. The arbitrators also could decide on a range of other orders. These include, but are not limited to, an award of damages in lieu of specific performance. It is also possible that, in spite of the merits of our case, the arbitrators may not see things the same way and we may not succeed. We are also continuing in parallel to assess next steps in the separate lawsuit we have initiated against AECL and the Government of Canada in a different forum.

2.	Mo-99 supply agreement with Isotope

With the uncertainty related to the outcome of the MAPLE arbitration, and in order to maintain a leadership position in the medical isotope market, in September 2010 Nordion entered into a 10-year agreement with Russian supplier, The Open Joint Stock Company "Isotope" (Isotope), for the supply of Mo-99. Isotope continues to develop its processing capability and capacity of Mo-99 from three reactors in Dimitrovgrad, Russia, and we now expect to receive quantities sufficient for regulatory approval testing later in 2012. While we expect the ramp up to take longer than previously expected, Isotope continues to forecast the ability to supply 20% of global demand.

Once supply from Isotope is qualified for regulatory approval and can be produced by Isotope in commercial quantities, we believe our competitive position will improve due to having a larger availability of back-up supply from multiple reactors and supply beyond 2016, the year the current NRU reactor license expires. However, we expect our profitability associated with medical isotopes may decline as the amount of Mo-99 we receive from Isotope increases, as the cost of Mo-99 from Isotope is higher than the cost of Mo-99 from AECL at current prices.

Current source of Mo-99 Supply

The NRU reactor operated reliably and as expected over fiscal 2011. However, an extended shutdown of the NRU reactor in the future would have a negative impact on our business and profitability, particularly if it were to occur prior to Isotope reaching its planned level of production.

On October 27, 2011, the CNSC announced its decision to renew the operating license of the AECL Chalk River Laboratories, which includes the NRU reactor, for a period of five years. The licence renewal is valid until October 31, 2016.

In May 2011, the NRU reactor underwent a planned shutdown for inspections for approximately one month. The shutdown was completed on time. AECL is planning a shutdown of similar duration in April 2012.

We were unable to obtain back-up Mo-99 supply during the 2011 planned shutdown and do not expect to obtain back-up supply during the 2012 planned shutdown, which has required our customers to source supply from our competitors during this period. While we have contractual commitments for the majority of our Mo-99 customers, the approximately one-month supply gap has weakened our competitive position.

Critical uncertainties and estimates

Fluctuation in net income from changes in foreign exchange rates

As a Canadian company that operates globally and holds a large percentage of its cash and has a large number of transactions in U.S. dollars, our net income may have significant fluctuations as result of foreign exchange movements primarily between the Canadian and U.S. dollar.  The majority of our operations are located in Canada, however the vast majority of our sales (98% in 2011) are to customers outside of Canada.  We also have a number of supply agreements with companies outside of Canada. These supply agreements include the agreement for a 10-year supply of Mo-99 from Isotope in Russia and a contract that was transferred to Isotope for the supply of Co-60 to 2024, both of which are denominated in U.S. dollars. In addition to being a common currency for international transactions, the majority of our sales are in U.S. dollars.  Therefore we believe that contracting in U.S. dollars for certain international contracts, including the agreements with Isotope, is preferred with respect to the economic impact on the cash flow of the Company as it better matches the currency of the cash outflows of the Company to our cash inflows (revenues) in U.S. dollars.

Despite using a U.S. dollar reporting currency, these U.S. dollar contracts may create significant fluctuations in our net income. Under U.S. accounting guidelines, an embedded derivative may be created when companies enter into transactions that are not denominated in the currencies of the parties to the transaction. For accounting purposes, the functional currency of our Canadian operations is the Canadian dollar and all our future purchase and sale commitments with non-U.S. based enterprises that are denominated in U.S. dollars usually result in an embedded derivative being present. These embedded derivatives are revalued at the end of each reporting period based on the change in foreign exchange rates, in our case primarily the Canadian to U.S. dollar exchange rate. The most significant embedded derivatives in our business relate to the long-term supply agreements with our Russian supplier Isotope. The remaining purchase commitments associated with these agreements, over 10 and 13 years for Mo-99 and Co-60 purchases, respectively, are revalued at the end of each quarterly period. Although the calculation is complex and involves a number of variables including current and forward Canadian to U.S. dollar exchange rates and discount rates, an indicative impact of a one cent movement in the Canadian to U.S. dollar exchange rate may result in a gain or loss of approximately $3 million for accounting purposes.  During two quarters in the past three years, the Canadian to U.S. dollar

Nordion Inc. Fiscal 2011 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

exchange rate has moved by more than 10 cents, with a maximum change of 18 cents in one quarter during this period. As a result, embedded derivative gains and losses are expected to be significant in our operating and net income in the future.

In addition, at the end of each quarter, we revalue all monetary assets and liabilities that are expected to be realized in cash that are in a currency other than the functional currency of the entity within Nordion in which they are recorded.  This revaluation creates a foreign exchange gain or loss that is reflected in Other expenses, net, which is included in operating income and net income. We generally hold the majority of our cash in our Canadian functional currency entity in U.S. dollars, which is revalued at the end of each quarter.

The gain or loss from embedded derivatives and/or the revaluation of monetary assets and liabilities reflects the movement of foreign exchange rates within the period and, therefore, a gain or loss in one quarter will not imply that there will be a similar gain or loss in a subsequent quarter unless there is a similar movement of foreign exchange rates within the quarter.

Currently our Canadian dollar costs are significantly higher than our Canadian dollar revenue and therefore our operating income and net income are negatively impacted by the strengthening of the Canadian dollar relative to the U.S. dollar, and vice versa. While we may be able to increase our revenue in Canadian dollars, or hedge all or a portion of the Canadian to U.S. dollar difference between our costs and revenues for a period of time, changes in foreign exchange rates may still have an impact on our operating income and net income.

Critical estimates in deferred tax assets and certain long-term assets

As of October 31, 2011, we reported $80.9 million of deferred tax assets, all of which relate to our Canadian operations and could be used to reduce future cash taxes in Canada. We made critical estimates and judgments, primarily related to our forecast of future income, that the Company will significantly benefit from existing tax losses, R&D tax credits, and other carryovers that can be applied to reduce cash taxes.

We are subject to taxation in our principal jurisdiction of Canada and in numerous other countries around the world. With few exceptions, we are no longer subject to examination by Canadian tax authorities for taxes filed for years prior to 2004.  However, despite the fact that many of the activities related to and our prior strategic repositioning during 2009 to 2011 are complete, most Canadian tax returns for 2004 and later still remain open to examination and potential adjustment by various tax authorities.

As of October 31, 2011, we also reported at fair value $20.7 million and $1.5 million of long-term note receivable and investment in Celerion Inc. (Celerion), respectively, received as part of the sale proceeds of Early Stage. We made critical estimates and judgments in determining the fair value of these assets, the going concern assumption for Celerion, and associated credit risk.

While we believe these estimates and key judgments are reasonable, different assumptions regarding such factors as industry outlook, customer demand, competitor actions, and other unforeseen events may cause future results to differ from our current estimates.

Nordion Inc. Fiscal 2011 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

Strategy and 2012 financial outlook

Summary of strategic objectives

We are committed to delivering long-term value to our shareholders by investing in our growth, managing and protecting our market positions, and executing our strategic plans with operational and financial discipline which we believe will drive sustainable and growing cash flow.

Targeted Therapies
We are planning to leverage our TheraSphere brand, market segment leadership, and operational excellence to establish a leadership position in the emerging interventional oncology (IO) market.  This is expected to include selectively building an IO product portfolio through in-licencing, acquisition, and product development as well as investing in TheraSphere growth by conducting Phase III clinical trials which are intended to i) expand approved indications in the U.S., ii) demonstrate improved effectiveness over certain existing treatment options which is expected to support adoption growth in Europe and Asia, and iii) expand European reimbursement. We are also increasing our investment in European TheraSphere sales and marketing infrastructure and skills.

Sterilization Technologies
Our strategy for Sterilization Technologies is to maintain our market leading position and strong margins in this relatively stable market (gamma sterilization – Co-60) which is characterized by significant barriers to entry. For Nordion, this business is characterized by high margins, strong cash flows, and limited further capital investment requirements.

We endeavour to maintain our segment leading market share and retain our 40% segment margins in gamma sterilization through value-based pricing, significant barriers to entry, selectively investing in growth opportunities, and the recognition of the Nordion brand as a global leader in the production irradiator market. We plan to selectively grow gamma sterilization sales over the long-term through innovation and the development of new product offerings (e.g. GammaFIT) that will facilitate our entry into new and emerging markets.

We expect that our strategy will result in continued market leadership of our existing business, with revenues indicating flat to low percentage growth.

Medical Isotopes
In our Medical Isotopes segment, we are focused on optimizing the value of this business by working to maintain our existing revenues and acting to solidify the long-term reliability of our reactor isotope supply. To achieve our goals, we have established a strategic relationship with Isotope, to develop a significant new global supply of Mo-99.  Isotope expects to reach its full planned production capacity prior to 2016. We have exclusive rights to this supply outside of Russia.  We are also continuing the arbitration against AECL to compel AECL to complete the MAPLE reactors in Canada.

The volatility of Mo-99 supply in 2009 and 2010 persuaded a number of current and potential Mo-99 customers to diversify their supply away from single sources. We look to opportunistically grow our Medical Isotopes revenue as potential new customers continue to diversify their supply and to leverage existing customers business.

We estimate our current share of the global Mo-99 market share to be in the low 20% range in share of revenues and weekly Mo-99 volumes.

Corporate and Other
We are focused on providing meaningful total returns to our shareholders through using our cash on hand, cash from operations, and access to capital to:
•	Invest in growth opportunities and projects focused on maintaining existing margins and cash flows that are intended to drive long term share price appreciation; and,
•
Return cash to shareholders that is not otherwise required for growth or operational purposes.   We return cash through our current quarterly dividends of $0.10 per share (yielding 4.5% as at October 31, 2011), and share buybacks when deemed an appropriate deployment of cash.

Nordion Inc. Fiscal 2011 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

2012 financial outlook
For fiscal 2012, we expect that our top three products (TheraSphere, Co-60, and Mo-99) will contribute approximately 80% of revenues and greater than 90% of segment gross margins. For the reasons described below, revenue from TheraSphere and Co-60 is anticipated to increase while revenue from Mo-99 and our lower-margin product lines is expected to decrease. Overall, although total 2012 revenue is expected to be flat or decline slightly from 2011, total gross margin in 2012 is expected to improve because of the growth and increased relative contribution from our higher-margin products.

Our 2012 financial outlook reflects current exchange rates, does not assume the completion of any business development initiatives that have not been publicly announced as at December 13, 2011, does not assume the outcome of the current arbitration and lawsuit related to the MAPLE facilities, and is subject to the uncertainties described in this MD&A and the business and industry risks as outlined in our 2011 AIF.

Targeted Therapies
We expect to see strong growth in TheraSphere that will be largely offset by declines in Contract Manufacturing.

TheraSphere grew by 47% in fiscal 2011, following 41% growth in fiscal 2010.  We believe this growth is attributable to positive perceptions regarding TheraSphere including a simplified delivery system, relatively low side effects of treatment, and our investment in global sales and marketing. We expect to see continued growth in TheraSphere as a result of increasing confidence and clinical adoption in the current installed base of customers for this minimally invasive targeted treatment for nonresectable liver cancer, in addition to introducing TheraSphere at new hospitals and clinics. However, a significant factor impacting the continued growth of TheraSphere is continuing to gain new reimbursement and insurance coverage for the product. While we are targeting increased reimbursement in Europe and Asia, we have recently seen a minimal reduction in reimbursement levels in the U.S. and positioning by U.S. insurance companies regarding coverage in certain situations while our clinical trials are underway. These factors may negatively impact our growth in adoption in the U.S.

In Contract Manufacturing, we are dependent on our customers successfully bringing products to market and, maintaining and growing sales. In fiscal 2011, a customer that we were doing development work for filed for Chapter 11 in the U.S. and our customer, Bracco, initiated a voluntary recall of CardioGen-82 and currently is working with the FDA to bring CardioGen-82 back onto the market. Accordingly, our Contract Manufacturing activities in fiscal 2012 are expected to primarily relate to the Bexxar product. We will continue to consider opportunities that we believe will provide a good financial return in this area. However, TheraSphere (i.e. interventional oncology) is our primary strategic focus in Targeted Therapies at the present time.

•	For 2012, we expect TheraSphere revenue will continue to grow at 30% or more;

•
Our fiscal 2012 Contract Manufacturing revenue is projected to run at about $1.5 million per quarter, which is lower than fiscal 2011 due to our expectation that we will not realize revenue from CardioGen-82 during fiscal 2012;

•
Although approximately 40% of our Contract Manufacturing revenue during fiscal 2011 was associated with contract manufacturing of products in development, including revenue recognized on a contract cancellation for facilities and equipment paid by the customer, we do not expect any revenue of a similar nature or activities in fiscal 2012;

•
Overall segment gross margin percentage is expected to improve over 2011 due to the significantly increased prominence of TheraSphere, a higher margin product, which is expected to be somewhat offset by the fixed cost impact of the CardioGen-82 outage and the non-recurring recognition of deferred Contract Manufacturing revenue in Q4 2011;

•
We currently expect first patient enrolment in our Phase III clinical trials to occur in the first half of fiscal 2012. The overall number of patients planned for our clinical trials do not represent a significant percentage of total annual TheraSphere doses and certain doses within the trials are eligible for reimbursement and will be reported as segment revenue; and,

•
Our R&D spend is expected to increase in fiscal 2012 with the ramp-up of our clinical development program for TheraSphere.  The overall cost of each trial is expected to be $15 million to $20 million over approximately five years.  As a result of a change in the timing of first patient enrolment, we now expect to incur costs for our Phase III trials in fiscal 2012 of $4 million to $6 million.

Sterilization Technologies
Over the past five years, averaging higher shipments in fiscal 2008 and lower shipments in fiscal 2009, the amount of Co-60 we have sold per year has been essentially the same. However, our pricing has increased over this period based on the value of the product to our customers. We expect this trend to continue in fiscal 2012. In fiscal 2012, our focus is on maintaining our market position as we expect higher levels of Co-60 discharges from our suppliers’ reactors as well as our competitors’ suppliers, in addition to the impact of new domestic supply within China.

As in previous years, the timing of quarterly revenues for Sterilization Technologies will vary due to the timing of shipments of Co-60 and production irradiators to our customers. When our customers purchase and install Co-60, they need to shut down their production irradiator operations while the Co-60 is being loaded into the irradiator. Therefore, we coordinate this process closely with our customers

Nordion Inc. Fiscal 2011 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

to limit disruption to their operations. The timing of Co-60 discharges from power reactor sites in Canada and Russia can also affect the variability in quarterly revenues for Sterilization Technologies.

•	In fiscal 2012, we expect Sterilization Technologies revenue to be essentially flat compared to fiscal 2011 with a slight increase in Co-60 revenue offset by a decline in Sterilization – Other;

•	We expect the quarterly profile of Co-60 revenue to be similar to fiscal 2011 with lower shipments in the first half of fiscal 2012, particularly in the first quarter, compared to the second half;

•	We expect to ship two or three production irradiators during the second half of 2012;

•
We have not currently planned for revenue contribution from our recently announced GammaFIT product. While we have made GammaFIT commercially available in early fiscal 2012, due to its expected long sales cycle we do not expect to ship any of these units during fiscal 2012;

•	In fiscal 2012, we expect our supply of Co-60 will exceed the demand we are forecasting. Therefore, we expect a higher level of Co-60 inventory in fiscal 2012; and,
•
A significant portion of our Co-60 sales are based on long term arrangements with our customers that reflect stable or increased pricing. Therefore, we expect overall segment gross margin percentage in fiscal 2012 to be flat to up slightly compared to fiscal 2011.

Medical Isotopes
Since the return to service of the NRU reactor in August 2010, we have received generally reliable supply from AECL. The planned one-month maintenance shutdown of the NRU reactor in 2011 went as scheduled and we resumed supplying our customers as planned. We expect the NRU reactor to undergo a shutdown for a similar period starting in April 2012 for annual planned maintenance activities.

In October 2011, the CNSC granted an extension of the NRU reactor license to October 31, 2016. A key condition of the new license is completion by AECL of its Integrated Implementation Plan for the NRU reactor to implement improvements to meet current codes and standards, and to support the continued safe and reliable operation of the reactor. The CNSC has announced that it expects to receive AECL’s report on progress made regarding the NRU reactor vessel inspection by the end of February 2012.

Securing reliable long-term supply of medical isotopes remains a strategic priority for us. We continue to work with our strategic Russian supplier, Isotope, to further strengthen our supply chain reliability by bringing online this important back up supply of Mo-99 for our customers. While we expect to receive additional samples and initial commercial shipments, we are not expecting significant volumes of Mo-99 from Isotope during fiscal 2012 and do not expect to have supply available to mitigate the impact of the planned NRU maintenance shutdown in 2012.  In addition, we continue to pursue the arbitration proceeding to compel AECL to complete the MAPLE reactors, as discussed in the “Litigation” section of this MD&A.

•
For fiscal 2012, we expect revenue for Reactor isotopes to decline between 3% and 6% from fiscal 2011. Volumes of Mo-99 are expected to remain approximately the same as in 2011 but we expect average pricing to decline due to competitive supply availability for certain of our customers;

•	We expect Cyclotron isotopes quarterly revenue throughout fiscal 2012 to be approximately $3.5 million per quarter; and,

•	We expect our gross margin percentage should remain essentially flat compared to fiscal 2011.

Corporate SG&A
•
Our corporate SG&A was $7.8 million in fiscal 2011 which included a number of tax and insurance credits.  Spending exclusive of these items was approximately $10 million and we expect that fiscal 2012 corporate SG&A will continue at a similar level.

AECL arbitration legal costs
•
We anticipate that our external legal costs related to this arbitration will be at or below the current level of approximately $1 million per month until the arbitration hearings are complete, expected in Q2 2012.

Balance sheet

Deferred tax assets and liabilities
As of Q4 2011, we reported $80.9 million of net deferred tax assets comprised of R&D tax credits and other tax carryovers arising from our Canadian operations. These tax assets are available to reduce our cash income taxes in the future.

Net financial assets & cash deployment
We ended fiscal 2011 with $74.1 million in cash and cash equivalents, a note receivable from AECL with a carrying value of $12.0 million, and essentially no debt. All scheduled payments due for the note receivable from AECL have been received and the last payment is

Nordion Inc. Fiscal 2011 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

scheduled for September 2012. Our outstanding debt of $44.3 million primarily consists of a $44.1 million loan from the Government of Canada, which is fully defeased by a funded financial instrument issued by a major Canadian bank.
In fiscal 2012, we continue to expect to generate positive cash flow from operations primarily as a result of continued profitability. For fiscal 2012, we do not expect to pay significant cash taxes or interest expense and our capital expenditure levels are expected to be below $10 million.

In Q3 2011, we established a $75.0 million, three-year credit facility. Under the terms of this new credit facility, $20.0 million of cash used as collateral became available for operations during fiscal 2011.

We have estimated remaining restructuring outflows of $9.4 million within fiscal 2012 arising from completion of activities associated with our strategic repositioning. As discussed in the “Recent business and corporate development” section of this MD&A, we also have an accrued liability of approximately $9.5 million resulting from the arbitration with Life which may be required to be paid during fiscal 2012.

Based on preliminary estimates for our defined benefit pension plan and our plan for future decommissioning of our Ottawa, Canada facilities required by the Canadian Nuclear Safety Commission, we may be required to issue letters of credit or make funding payments related to these obligations. Based on the actuarial valuation completed at the beginning of 2011, we have approximately an $11 million funding requirement in each of the next five years for our pension plan that we may fund in cash or by issuing a letter of credit for a portion of the funding requirement. Based on current real interest rate levels and assets values, in particular equity investments, our funding requirement may increase by $2 million to $3 million next year. A letter of credit is generally required for the estimated future decommissioning costs and, in fiscal 2010, our estimate of the future costs increased by approximately $16 million to approximately $31 million from our previous submission. We have recorded the present value of the $31 million estimated future decommissioning costs in our current financial statements. We are awaiting the outcome of the CNSC’s review of the new estimate, which we expect in fiscal 2012.

To date, under the NCIB we announced in January 2011, we have repurchased 4,860,132 shares, which represent 86% of regulatory approved shares repurchases, with an aggregate value of $52.4 million. We expect to continue our repurchases during Q1 2012; however, we continue to monitor and assess our cash requirements, liquidity and access to capital in determining the final amount we repurchase.

On January 19, 2011, our Board of Directors approved the initiation of a quarterly dividend of $0.10 per share. On December 13, 2011, our Board of Directors declared the quarterly dividend at $0.10 per share to Nordion’s shareholders on record as of December 22, 2011, which we expect will total approximately $6.2 million payable on January 3, 2012. Including the quarterly dividend declared on December 13, 2011, we will have returned $25.4 million to shareholders by way of dividends related to fiscal 2011.

The current quarterly dividend rate of $0.10 per share reflects what we believe is a reasonable balance between providing shareholders with what we expect will be a sustainable return of capital, while leaving the business with financial flexibility. When arriving at the dividend level, we also took into account potential investments, including the previously discussed clinical trials to support TheraSphere growth, as well as the uncertainty in the levels of cash flow that the Medical Isotopes business will generate over the medium- to long-term.

Nordion Inc. Fiscal 2011 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

Financial highlights
Years ended October 31 (thousands of U.S. dollars, except per share amounts)	2011	2010	2009
Revenues
Targeted Therapies
TheraSphere	$42,576	$29,040	$20,560
Contract Manufacturing	19,256	31,778	18,812
	61,832	60,818	39,372
Sterilization Technologies
Cobalt	96,982	92,799	71,929
Sterilization - Other	11,680	10,757	6,393
	108,662	103,556	78,322
Medical Isotopes
Reactor	85,094	32,807	74,130
Cyclotron	18,439	24,787	19,873
	103,533	57,594	94,003
Consolidated segment revenues from continuing operations	$274,027	$221,968	$211,697

Segment earnings (loss)
Targeted Therapies	$14,909	$13,054	$5,555
Sterilization Technologies	46,140	47,454	32,773
Medical Isotopes	36,085	9,442	36,696
Corporate and Other	(12,358)	(66,109)	(40,877)
Total segment earnings	$84,776	$3,841	$34,147

Depreciation and amortization	22,375	28,514	22,680
(Gain) loss on sale of investments	(1,691)	1,054	-
Restructuring charges, net	1,592	62,531	9,306
AECL arbitration and legal costs	12,172	9,207	1,944
Write-down of investments	-	-	938
Impairment of long-lived assets	-	1,632	-
Change in fair value of embedded derivatives	(2,649)	(13,050)	(7,922)
Consolidated operating income (loss) from continuing operations	$52,977	$(86,047)	$7,201

Basic earnings (loss) per share from continuing operations	$0.67	$(0.94)	$(0.03)

Cash and cash equivalents	$74,067	$122,802	$298,203

(thousands of U.S. dollars)	(thousands of U.S. dollars)

Nordion Inc. Fiscal 2011 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

Financial results analysis
In this section, we provide detailed information and analysis regarding our performance for the year ended October 31, 2011 compared with the same periods in fiscal 2010 and 2009.

Consolidated financial results

Years ended October 31 (thousands of U.S. dollars)	2011	% of revenues	2010	% of revenues	2009	% of revenues
Revenues	$274,027	100%	$221,968	100%	$211,697	100%
Costs and expenses
Direct cost of revenues	126,076	46%	104,677	47%	96,035	45%
Selling, general and administration	65,107	24%	100,286	45%	75,240	36%
Depreciation and amortization	22,375	8%	28,514	13%	22,680	11%
Restructuring charges, net	1,592	1%	62,531	28%	9,306	4%
Change in fair value of embedded derivatives	(2,649)	(1%)	(13,050)	(6%)	(7,922)	(3%)
Other expenses, net	8,549	3%	25,057	11%	9,157	4%
Operating income (loss) from continuing operations	$52,977	19%	$(86,047)	(38%)	$7,201	3%

Interest expense	(2,499)	(1%)	(5,522)	(2%)	(2,754)	(1%)
Interest income	10,274	4%	8,590	4%	7,445	4%
Unrealized loss on equity	(128)	-	(650)	-	(49)	-
Income tax expense	(17,122)	(6%)	(187)	-	(16,032)	(8%)
Loss from discontinued operations, net of income taxes	(26,655)	(10%)	(148,194)	(67%)	(131,052)	(62%)
Net income (loss)	$16,847	6%	$(232,010)	(105%)	$(135,241)	(64%)

Gross margin	54%	53%	55%
Capital expenditures from continuing operations	$6,732	$7,251	$8,853
Total assets	$458,663	$564,021	$1,625,870
Long term financial obligations	$44,330	$44,150	$267,772

Revenues
Revenues of $274.0 million in fiscal 2011 increased by $52.1 million or 23% compared with fiscal 2010. Excluding the impact of foreign exchange, revenues for the fiscal year ended 2011 increased approximately 21% compared with last year.

Excluding the impact of foreign exchange, the increase in revenue compared to the prior year was attributable to the revenue from Reactor isotopes due to the return to production of the NRU reactor in Q4 2010 from a shutdown that commenced in May 2009 and continued strong performance of TheraSphere with year over year growth of 47%. These increases were partially offset by the lower revenues from Contract Manufacturing and Cyclotron products.

See further detailed analysis on revenues in the “Targeted Therapies”, “Sterilization Technologies” and “Medical Isotopes”, sections of this MD&A.

Gross margin
Gross margins from continuing operations of 54% in fiscal 2011 increased by 1% compared to fiscal 2010 and decreased 1% compared to the same period in fiscal 2009. Our overall gross margin was impacted by a heavier weighting of all of our major products with the highest margins – Mo-99, TheraSphere, and Co-60 – due to their improved year-over-year performance, while the majority of our lower margin products declined or were relatively flat year over year. In addition, during the shutdown of the NRU reactor in 2010, we maintained a certain level of direct costs associated with our Medical Isotopes business, which negatively impacted gross margin in fiscal 2010. These favourable impacts were offset by the effect of foreign exchange as the majority of our costs are denominated in Canadian dollars whereas less than 50% of our revenue is denominated in Canadian dollars and a decline in gross margin percentages in our lower margin products due to fixed costs and certain increases in product costs.

See further detailed analysis on gross margin in the “Targeted Therapies”, “Sterilization Technologies” and “Medical Isotopes”, sections of this MD&A.

Nordion Inc. Fiscal 2011 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

Costs and expenses

Selling, general and administration (SG&A)

SG&A expenses of $65.1 million in fiscal 2011 decreased by $35.2 million and $10.1 million compared with fiscal 2010 and 2009, respectively. The decrease was largely due to lower compensation cost resulting from workforce reductions, lower consulting and professional costs subsequent to the completion of our strategic repositioning, and lower costs associated with transition services. SG&A expenses were also positively impacted by favourable insurance adjustments of $2.3 million in fiscal 2011. Partially offsetting these decreases were fiscal 2011 legal costs of $12.2 million ($9.2 million in fiscal 2010) associated with the MAPLE arbitration proceedings, an increased investment in TheraSphere sales and marketing infrastructure and skills, and the unfavourable foreign exchange impact on the strengthening of the Canadian dollar relative to the U.S. dollar. The significant majority of our SG&A expenses are denominated in Canadian dollars.

Depreciation and amortization (D&A)

D&A expenses of $22.4 million in fiscal 2011 decreased by $6.1 million and $0.3 million, compared to the same periods in fiscal 2010 and 2009, respectively. The decreases were primarily due to corporate facility reductions subsequent to the completion of our strategic repositioning, including accelerated amortization of leasehold improvements recorded in 2010 related to the wind down of our former head office in Toronto, Canada.

Restructuring charges

The restructuring charges of $1.6 million in fiscal 2011 includes a $0.8 million charge related to a reduction of approximately thirty employees in Q4 2011, which is expected to result in approximately $2 million of annual savings. The restructuring charges in fiscal 2011 also include the extension of certain key corporate employees retained offset by a recovery on previously accrued severances as well as the charges related to our former Toronto office lease. In fiscal 2010, significant restructuring charges were recorded for the planned shutdown of the office space and workforce reduction relating to our corporate office move from Toronto, Canada to Ottawa, Canada.

We expect the remaining restructuring provision to be utilized in the first quarter of fiscal 2012 except for future rental payments related to our former Toronto office, which may extend over 3 years.  A conditional lease termination offer related to our former Toronto office that we signed in September 2011 expired when the landlord failed to obtain its Board approval and notified us as such in November 2011.

Change in fair value of embedded derivatives

We have Russian supply contracts for Co-60 and Mo-99 that are denominated in U.S. dollars. This creates embedded derivatives as our Canadian operation has Canadian dollars as its functional currency. At each period end, we mark-to-market any changes in the fair value of the embedded derivatives and record these increases and decreases as gains and losses within operating income (loss). The long-term Mo-99 supply agreement that we signed with our Russian partner Isotope in Q4 2010 has significantly increased our embedded derivative exposure.

In fiscal 2011, we recorded a gain of $2.6 million for the change in the fair value of the embedded derivatives compared to a gain of $13.1 million and $7.9 million for fiscal 2010 and 2009, respectively. The significant change in the fair value gain was primarily driven by changes in the U.S. to Canadian dollar exchange rate during the period as well as changes in estimate for the notional supply amount.

Other expenses, net

Other expenses, net, of $8.5 million for fiscal 2011 included $5.6 million in R&D costs and $4.3 million of foreign exchange losses, which were partially offset by a $1.7 million gain on the sale of an available for sale investment.

Other expenses, net, of $25.1 million for fiscal 2010 was primarily a result of an approximately $27 million foreign currency revaluation of the $450 million of proceeds from the sale of MDS Analytical Technologies that were held in a Canadian dollar functional currency entity in U.S. dollars to fund the substantial issuer bid completed on March 29, 2010. The loss for the year was partially offset by transition services income from the business sold in fiscal 2010. Other expenses, net, of $9.2 million for fiscal 2009 primarily included R&D costs of $4.0 million and a foreign exchange loss of $4.7 million.

Interest income (expense), net

Net interest income for fiscal 2011 was $7.8 million compared to $3.1 million and $4.7 million for fiscal 2010 and 2009, respectively. The increase was primarily due to the interest accretion on our note receivable from Celerion Inc. received from the sale of MDS Pharma Services Early Stage business in Q2 2010.

Nordion Inc. Fiscal 2011 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

Income tax expense

Tax expenses for fiscal 2011 was $17.1 million on pre-tax income from continuing operations of $60.6 million. With an estimated tax rate of 27%, we expected tax expense of $16.4 million for fiscal 2011. However, discrete adjustments at different tax rates related to the change in fair value of embedded derivatives and a partial release of valuation allowance on future tax assets related to foreign accrual property losses, and other discrete adjustments resulted in an effective rate of 28.2%.

Loss from discontinued operations, net of income taxes

The loss from discontinued operations of $26.7 million for fiscal 2011 was primarily due to an unfavourable outcome of the arbitration with Life as discussed in “Recent business and corporate developments” section of this MD&A, the sale of MDS Nordion S.A. completed in fiscal year 2011, and certain tax adjustments and settlements relating to our discontinued operations of MDS Pharma Services and MDS Analytical Technologies.

Loss from discontinued operations of $148.2 million for fiscal 2010, were primarily driven by the substantial completion of our strategic repositioning including the sales of MDS Pharma Services Early Stage and MDS Analytical Technologies during fiscal 2010.

Nordion Inc. Fiscal 2011 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

2) Segmented Financial Review
Targeted Therapies

Years ended October 31 (thousands of U.S. dollars)	2011	% of revenues	2010	% of revenues	2009	% of revenues
Revenues
TheraSphere	$42,576	69%	$29,040	48%	$20,560	52%
Contract Manufacturing	19,256	31%	31,778	52%	18,812	48%
	61,832	100%	60,818	100%	39,372	100%
Costs and expenses
Direct cost of revenues	25,619	41%	30,017	49%	19,785	50%
Selling, general and administration	15,785	26%	13,260	22%	9,770	25%
Other expenses, net(a)	5,519	9%	4,487	7%	4,262	11%
Segment earnings	$14,909	24%	$13,054	22%	$5,555	14%
(a)    Excludes impairment of long-lived assets of $nil (2010 - $0.1 million; 2009 - $nil) for fiscal 2011, which are not included in the calculation of segment earnings.

Revenues
Revenues of $61.8 million for fiscal 2011 increased by $1.0 million or 2% and $22.5 million or 57% compared to fiscal 2010 and 2009, respectively. Because the majority of our Targeted Therapies revenues are denominated in U.S. dollars, the impact of foreign exchange on revenues was not significant.

During fiscal 2011, TheraSphere continued its strong performance with an increase in revenue of 47% and 107%, compared to fiscal 2010 and 2009, respectively.

Offsetting the growth in TheraSphere was a significant decline in Contract Manufacturing revenue. For fiscal 2011, Contract Manufacturing revenue declined $12.5 million compared to fiscal 2010 due primarily to decreases in revenues from the interruption of CardioGen-82 manufacturing. Since Q2 2011, we have not manufactured CardioGen-82 due to issues described in the “Recent business and corporate developments” section of this MD&A.

The negative effect of the CardioGen-82 manufacturing interruption has been somewhat mitigated by the sale of bulk Sr-82, the isotope used in the production of CardioGen-82 generators and the recognition of $3.3 million of deferred revenue related to a cancelled contract for facilities and equipment paid by the customer who filed for Chapter 11 in the U.S. We have reported the Sr-82 revenue in our Medical Isotopes segment. However, as described in the “Recent business and corporate developments” section of this MD&A, the revenue from bulk Sr-82 was not continued in Q4 2011.

In fiscal 2011, revenues from Bexxar and Contract Manufacturing for products in development declined significantly compared to fiscal 2010 and 2009. In fiscal 2010, CardioGen-82 accounted for the majority of the growth in Contract Manufacturing compared to fiscal 2009.

Gross margin
Gross margin for our Targeted Therapies segment of 59% for fiscal 2011 was higher than 51% and 50% compared to fiscal 2010 and 2009, respectively, primarily due to the growth in TheraSphere revenues and the recognition of deferred revenue on a contract cancellation without associated costs. TheraSphere has a relatively fixed cost over certain volumes such that incremental revenue has a positive impact on gross margin. However, the majority of this increase was offset by the impact of revenue declines primarily resulting from the manufacturing interruption of CardioGen-82 and demand for Bexxar, and the effect of foreign exchange on our direct costs.

Selling, general and administration (SG&A)
SG&A expenses of $15.8 million for fiscal 2011 increased by $2.5 million and $6.0 million compared to fiscal 2010 and 2009, respectively. The increase was primarily driven by an increased investment in TheraSphere sales and marketing. Year over year, there was a significant unfavourable foreign exchange impact on the strengthening of the Canadian dollar relative to the U.S. dollar. A significant majority of our SG&A expenses are denominated in Canadian dollars.

Other expenses, net
R&D expenses for fiscal 2011 were increased by $2.0 million and $3.2 million compared to the same periods in fiscal 2010 and 2009, respectively, due to increased spending in preparation and initiation of TheraSphere clinical trials and the impact of foreign exchange.

Nordion Inc. Fiscal 2011 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

Sterilization Technologies
Years ended October 31 (thousands of U.S. dollars)	2011	% of revenues	2010	% of revenues	2009	% of revenues
Revenues
Cobalt	$96,982	89%	$92,799	90%	$71,929	92%
Sterilization - Other	11,680	11%	10,757	10%	6,393	8%
	108,662	100%	103,556	100%	78,322	100%
Costs and expenses
Direct cost of revenues	47,308	44%	41,642	40%	33,037	42%
Selling, general and administration	15,007	14%	14,447	14%	11,997	15%
Other expenses, net(a)	207	-	13	-	515	1%
Segment earnings	$46,140	42%	$47,454	46%	$32,773	42%
(a)Excludes gain on investment of $1.7 million (2010 - $nil; 2009 - $nil) for fiscal 2011, which are not included in the calculation of segment earnings.

Revenues
Revenues of $108.7 million for fiscal 2011 increased by $5.1 million or 5% and $30.3 million or 39% compared to fiscal 2010 and 2009, respectively. The majority of revenue for Sterilization Technologies is denominated in Canadian dollars so the strengthening Canadian dollar compared to the U.S. dollar improved reported revenue. Excluding the impact of foreign exchange, revenues were relatively flat to fiscal 2010 but increased 17% over fiscal 2009.

For fiscal 2011, Co-60 revenues increased by $4.2 million or 5% and $25.1 million or 35% compared to fiscal 2010 and 2009, respectively. The increase from fiscal 2010 was primarily due to a positive effect of foreign exchange and increased pricing, which was partially offset by a decline in volume. The increase from fiscal 2009 was primarily driven by a 15% increase in Co-60 volumes shipped, but also as a result of foreign exchange and pricing.

For fiscal 2011, revenues from Sterilization – Other increased by $0.9 million or 9% and increased by $5.3 million or 83%, compared to fiscal 2010 and 2009, respectively, due primarily to the timing of the sales of production irradiators. In fiscal 2011, we shipped two production irradiators, both for sterilization of medical products; one was to a customer in Europe (Q1 2011) and another was to a customer in the U.S. (Q4 2011). In fiscal 2010, two production irradiators were also shipped.

In fiscal 2011, as in prior years, the quarterly profile of revenues for Sterilization Technologies varied significantly due to the timing of our shipments to customers, as well as our sales of production irradiators. When our customers purchase and install Co-60, they need to shut down their production irradiator operations while the Co-60 is being loaded into the irradiator. Therefore, we coordinate this process closely with our customers to minimize disruption to their operations. The timing of Co-60 discharges from power reactor sites in Canada can also affect the variability in quarterly revenues for Sterilization Technologies.

Gross margin
Gross margin for our Sterilization Technologies segment was 56% for fiscal 2011 compared to 60% and 58% for fiscal 2010 and 2009, respectively. The change in gross margin was primarily driven by lower margins on production irradiator sales in fiscal 2011 and an increased number of production irradiator installations in fiscal 2011, which provide a lower gross margin percentage. Co-60 has a higher gross margin relative to production irradiators.

Selling, general and administration (SG&A)
SG&A expenses for our Sterilization Technologies segment of $15.0 million for fiscal 2011 were $0.6 million and $3.0 million higher for fiscal 2010 and 2009, respectively.  There was a significant unfavourable foreign exchange impact due to the strengthening of the Canadian dollar relative to the U.S. dollar as a significant majority of our SG&A expenses are denominated in Canadian dollars.

Other expenses, net
Other expenses, net are primarily foreign exchange revaluation gains and losses for fiscal 2011, 2010 and 2009.

Nordion Inc. Fiscal 2011 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

Medical Isotopes
Years ended October 31 (thousands of U.S. dollars)	2011	% of revenues	2010	% of revenues	2009	% of revenues
Revenues
Reactor	$85,094	82%	$32,807	57%	$74,130	79%
Cyclotron	18,439	18%	24,787	43%	19,873	21%
	103,533	100%	57,594	100%	94,003	100%
Costs and expenses
Direct cost of revenues	53,149	51%	33,018	57%	43,213	46%
Selling, general and administration(a)	14,337	14%	15,134	26%	13,361	14%
Other (income) expenses, net	(38)	-	-	-	733	1%
Segment earnings	$36,085	35%	$9,442	17%	$36,696	39%
 (a)   Excludes AECL arbitration and legal costs of $12.2 million (2010 - $9.2 million; 2009 - $1.5 million) for fiscal 2011, which are not included in the calculation of segment earnings.

Revenues
Revenues of $103.5 million for fiscal 2011 increased by $45.9 million or 80% and $9.5 million or 10% compared to fiscal 2010 and 2009, respectively. The majority of Medical Isotopes revenues are denominated in U.S. dollars and, therefore, foreign exchange had a nominal impact on the revenue growth.

Reactor products accounted for 82% of fiscal 2011 Medical Isotopes revenue, while cyclotron-based products accounted for 18%.

Reactor isotopes revenues increased significantly for fiscal 2011, compared to fiscal 2010 and 2009. The increase was primarily due to the return to service of the NRU reactor, which went out of service in May 2009 and did not resume production of medical isotopes until August 2010. While we had secured back-up supply for some of the NRU reactor produced isotopes (I-125, I-131, Xe-133), which helped to partially offset the negative impact of the reactor outage, no back-up supply was available for Mo-99, our largest revenue contributor. Reactor isotopes revenues in fiscal 2011 were impacted by the one month planned maintenance shutdown of the NRU reactor, our sole current source of Mo-99 supply.

Cyclotron isotopes revenues were lower by 26% and 7% for fiscal 2011, compared to fiscal 2010 and 2009, respectively, driven mainly by a decrease in demand for Tl-201, which was used as a substitute for Mo-99 due to shortages resulting from the NRU reactor shutdown in fiscal 2010. Since the return to service of the NRU reactor and High Flux Reactor (HFR) in Petten, Netherlands, we have seen the demand for Tl-201 return to normal levels. The unfavourable effect of Tl-201 was partially offset by revenue from the sale of bulk Sr-82, the isotope used in the production of CardioGen-82 generators. Excluding the impact of increased sales of Tl-201 in fiscal 2010 and Sr-82 in fiscal 2011, Cyclotron isotope revenues were down by approximately 20% in fiscal 2011 compared with fiscal 2010 due to lower customer demand.

Gross margin
Gross margin of 49% for fiscal 2011 was 6% higher compared to fiscal 2010, primarily due to higher revenue from Mo-99 in fiscal 2011, a relatively higher gross margin product, which was partially offset by the lower volume of Cyclotron isotopes and a significant decline in the gross margin of these products as a result of relatively fixed costs over certain volumes. In addition, the strengthening of the Canadian dollar relative to the U.S. dollar negatively impacted the overall gross margin as a majority of our direct costs are denominated in Canadian dollars whereas the majority of revenues are denominated in U.S. dollars. Gross margin of 49% for fiscal 2011 was 5% lower compared to fiscal 2009 due to higher costs of sourcing reactor-based isotopes during the NRU reactor shutdown, lower volume and relatively fixed nature of Cyclotron isotopes costs, and foreign exchange.

Selling, general and administration (SG&A)
SG&A expenses for our Medical Isotopes segment of $14.3 million for fiscal 2011 remained relatively flat compared to $15.1 million and $13.4 million for fiscal 2010 and 2009, respectively, despite an increase from foreign exchange. A significant majority of our SG&A expenses are denominated in Canadian dollars.

Other (income) expenses, net
Other (income) expenses, net are primarily foreign exchange revaluation gains and losses for fiscal 2011, 2010 and 2009.

Nordion Inc. Fiscal 2011 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

Corporate and Other

Years ended October 31 (thousands of U.S. dollars)	2011	2010	2009
Costs and expenses
Selling, general and administration	$7,806	$48,238	$38,168
Other expenses, net(a)	4,552	17,871	2,709
Segment loss	$(12,358)	$(66,109)	$(40,877)
(a)   Excludes impairment of long-lived assets of $1.5 million and loss on sale of investment of $1.1 million in 2010; write-down of investment of $0.9 million, AECL arbitration and legal costs of $0.4 million in 2009, which are not included in the calculation of segment earnings

Selling, general and administration (SG&A)
We incurred Corporate SG&A expenses of $7.8 million for fiscal 2011, which decreased by $40.4 million and $30.4 million compared to fiscal 2010 and 2009, respectively. The decreased SG&A costs, despite an increase from foreign exchange, were primarily due to lower compensation cost from workforce reductions, lower consulting and professional costs subsequent to the completion of our strategic repositioning, and lower costs associated with transition services, which were substantially completed in fiscal 2010. SG&A expenses were also positively impacted by $2.3 million insurance adjustments in fiscal 2011.

Other expenses, net
In fiscal 2011, Other expenses, net include $4.0 million related to foreign exchange losses. Other expenses, net, decreased by $13.3 million for fiscal 2011 compared to the same period in fiscal 2010. Significantly larger Other expenses, net, for fiscal 2010 were primarily as a result of the revaluation of the $450 million of proceeds from the sale of MDS Analytical Technologies that were held in a Canadian dollar functional currency entity in U.S. dollars to fund the substantial issuer bid completed on March 29, 2010. This was partially offset by TSA revenue recorded during fiscal 2010.  Other expenses, net, for fiscal 2011 increased by $1.8 million compared to fiscal 2009 primarily due to offsetting TSA revenue related post close transition services provided to the buyer of MDS Pharma Services Phase II-IV in fiscal 2009.

Divestitures and discontinued operations

Years ended October 31 (thousands of U.S. dollars)	2011	2010	2009
Loss from discontinued operations, net of income taxes	$(26,655)	$(148,194)	$(131,052)

We recorded a loss from discontinued operations, net of income taxes, of $26.7 million for fiscal 2011 which primarily includes an unfavourable outcome of the arbitration with Life (as discussed in “Recent business and corporate developments” section of this MD&A), the impact of the sale of MDS Nordion S.A. (discussed below), a net write off of $2.1 million receivables related to the sale of Central Labs, and certain tax adjustments and settlements relating to our discontinued operations of MDS Pharma Services and MDS Analytical Technologies.

During Fiscal 2010 and 2009, our loss from discontinued operations, net of income taxes, of $148.2 million and $131.1 million, respectively, included the results of operations for MDS Pharma Services and MDS Analytical Technologies as well as our divestiture activities during the year.

Sale of MDS Nordion S.A.

On March 31, 2011, we completed the sale of MDS Nordion S.A. in Belgium to Best Medical Belgium Inc. (Best Medical) for nominal proceeds. Pursuant to the share purchase agreement (SPA) we signed in February 2011, we left cash of $18.5 million (€13 million) as capital in the business. Best Medical acquired all of Nordion’s Belgian operations and the employees in Belgium, including related benefit and pension plans, with the exception of the TheraSphere  business. Best Medical also acquired the Belgian facilities, including current and future decommissioning and waste disposal requirements.

In fiscal 2011 we recorded a total loss of $15.7 million on the sale of MDS Nordion S.A. including net working capital and inventory adjustments of $2.8 million, which further reduced the sale price, and recognition of a non-cash unrealized foreign currency translation gain of $4.6 million as the sale represented a substantial liquidation of the Company’s Belgian operations.

The decision to exit our Belgian operations is aligned with our strategy to optimize our product lines by reducing complexity, managing costs and focusing on areas of our business that we believe can generate positive long-term returns.

Nordion Inc. Fiscal 2011 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

3) Quarterly Financial Analysis

Sequential financial analysis
In this section, we provide a summary of selected financial information for each of the eight most recently completed quarters.

(thousands of U.S. dollars, except per share amounts)	Trailing four quarters	October 31 2011	July 31 2011	April 30 2011	January 31 2011
Revenues from continuing operations
TheraSphere	$42,576	$10,884	$11,529	$11,190	$8,973
Contract Manufacturing	19,256	5,483	1,772	4,169	7,832
Targeted Therapies	61,832	16,367	13,301	15,359	16,805
Cobalt	96,982	28,125	30,879	19,628	18,350
Sterilization-other	11,680	4,342	1,241	5,697	400
Sterilization Technologies	108,662	32,467	32,120	25,325	18,750
Reactor	85,094	21,916	15,695	21,862	25,621
Cyclotron	18,439	3,250	5,691	5,712	3,786
Medical Isotopes	103,533	25,166	21,386	27,574	29,407
	$274,027	$74,000	$66,807	$68,258	$64,962
Segment earnings (loss)
Targeted Therapies	14,909	4,464	2,123	3,550	4,772
Sterilization Technologies	46,140	14,480	15,311	9,685	6,664
Medical Isotopes	36,085	9,143	4,794	9,738	12,410
Corporate and Other	(12,358)	(327)	(3,040)	(7,797)	(1,194)
	$84,776	$27,760	$19,188	$15,176	$22,652

Income from continuing operations	$43,502	$6,499	$4,693	$6,813	$25,497
(Loss) income from discontinued operations, net of income taxes	(26,655)	402	(8,814)	(14,291)	(3,952)
Net income (loss)	$16,847	$6,901	$(4,121)	$(7,478)	$21,545
Basic and diluted earnings (loss) per share
- from continuing operations	$0.67	$0.10	$0.07	$0.11	$0.38
- from discontinued operations	(0.41)	0.01	(0.13)	(0.22)	(0.06)
Basic and diluted earnings (loss) per share	$0.26	$0.11	$(0.06)	$(0.11)	$0.32

(thousands of U.S. dollars, except per share amounts)	Trailing four quarters	October 31 2010	July 31 2010	April 30 2010	January 31 2010
Revenues from continuing operations
TheraSphere	$29,040	$7,648	$7,313	$7,595	$6,484
Contract Manufacturing	31,778	11,084	7,559	6,010	7,125
Targeted Therapies	60,818	18,732	14,872	13,605	13,609
Cobalt	92,799	29,172	17,630	27,664	18,333
Sterilization-other	10,757	5,938	3,509	328	982
Sterilization Technologies	103,556	35,110	21,139	27,992	19,315
Reactor	32,807	23,102	3,199	3,574	2,932
Cyclotron	24,787	4,665	8,692	6,593	4,837
Medical Isotopes	57,594	27,767	11,891	10,167	7,769
	$221,968	$81,609	$47,902	$51,764	$40,693
Segment earnings (loss)
Targeted Therapies	13,054	4,304	3,118	1,870	3,762
Sterilization Technologies	47,454	18,276	7,780	13,396	8,002
Medical Isotopes	9,442	9,668	1,121	(96)	(1,251)
Corporate and Other	(66,109)	(9,538)	(6,969)	(37,314)	(12,288)
	$3,841	$22,710	$5,050	$(22,144)	$(1,775)

(Loss) income from continuing operations	$(83,816)	$14,417	$(8,701)	$(48,977)	$(40,555)
(Loss) income from discontinued operations, net of income taxes	(148,194)	1,255	(6,363)	(40,794)	(102,292)
Net (loss) income	$(232,010)	$15,672	$(15,064)	$(89,771)	$(142,847)
Basic and diluted (loss) earnings per share
- from continuing operations	$(0.94)	$0.22	$(0.13)	$(0.48)	$(0.34)
- from discontinued operations	(1.66)	0.02	(0.10)	(0.40)	(0.85)
Basic and diluted (loss) earnings per share	$(2.60)	$0.24	$(0.23)	$(0.88)	$(1.19)

Nordion Inc. Fiscal 2011 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

Revenues from continuing operations
Targeted Therapies

Targeted Therapies revenue of $16.4 million in Q4 2011 increased by $3.1 million or 23% compared to Q3 2011. This increase was primarily due to a contract cancellation in Q4 2011 related to Contract Manufacturing that resulted in a release of $3.3 million deferred revenue for facilities and equipment paid by the customer. In Q4 2011, TheraSphere revenue decreased by 6% compared to Q3 2011 following the trend we have seen in the past several years of first half growth and second half leveling.

Targeted Therapies results have generally reflected the trend of continued strong growth for our TheraSphere product, on a year-over-year basis, as well as growth in our Contract Manufacturing product, CardioGen-82, prior to the manufacturing interruption in Q2 2011.

Sterilization Technologies

Sterilization Technologies revenues of $32.5 million in Q4 2011 increased by $0.3 million or 1% compared to Q3 2011.

Co-60 shipments in Q4 2011 decreased 11% compared to Q3 2011. While Co-60 revenues can vary significantly quarter-to-quarter due to the timing of our shipments to customers, the shipments are well planned between Nordion and our customers and are forecast several months in advance.

We shipped one production irradiator to a customer in the U.S. for the sterilization of medical products during Q4 2011 which resulted in an increase in Sterilization-other revenue quarter over quarter.

Medical Isotopes

Medical Isotopes revenue increased 18% in Q4 2011 compared to Q3 2011. The increase was primarily due a full quarter of Mo-99 revenue in Q4 2011 following the planned maintenance shutdown of the NRU reactor in Q3 2011, which lasted from May 15 to June 16, 2011.

Reactor isotopes revenue of $21.9 million in Q4 2011 increased by $6.2 million or 40% compared with Q3 2011 due to a higher volume of Mo-99 sales in Q4 2011 after the NRU reactor planned maintenance shutdown in Q3 2011. The Q4 2011 revenue was at the same level as Q2 2011 prior to the planned maintenance shutdown.

In Q4 2011, Cyclotron isotopes revenue decreased $2.4 million or 43% compared to Q3 2011. Q3 2011 benefited from sales of bulk Sr-82, the isotope used in the production of CardioGen-82 generators which did not continue in Q4 2011 due to the voluntary recall by Bracco of the CardioGen-82 product.

In addition to the events described above, the trend of Medical Isotopes results over the past eight quarters has been impacted by the interruptions in supply from the NRU reactor, which went out of service in May 2009 (Q3 2009) and did not resume production of medical isotopes until August 2010 (Q4 2010). While the NRU reactor was down in 2009 and 2010, Cyclotron revenue was higher driven mainly by an increase in demand for Tl-201, which is used as a substitute for Mo-99.  After the return to service of the NRU reactor and HFR in Petten, Netherlands, we saw the demand for Tl-201 initially returned to previous levels, which has subsequently declined further.

Segment earnings (loss)

Targeted Therapies

Targeted Therapies segment earnings of $4.5 million in Q4 2011 increased by $2.3 million or 110% compared to Q3 2011. The increase in earnings is primarily due to a release of deferred revenue relating to the cancellation of a customer contract as discussed above, partially offset by a small impact on segment earnings from the start-up of clinical trial activities.

Quarter-to-quarter Targeted Therapies segment earnings are impacted by the mix of TheraSphere and Contract Manufacturing since TheraSphere generally has a higher gross margin than our Contract Manufacturing, and by the level of spending on TheraSphere clinical trials.

Sterilization Technologies

Sterilization Technologies segment earnings of $14.5 million in Q4 2011 decreased by $0.8 million or 5% compared to Q3 2011. This is primarily due to decreased Co-60 volume partially offset by favourable foreign exchange impact.

Quarter-to-quarter Sterilization Technologies segment earnings are impacted by the mix of Co-60, one of our higher gross margin products, with Sterilization – Other, which includes our shipments of production irradiators. The irradiators, while important to future growth in Co-60 sales, are a relatively lower margin product than Co-60 sources.

Nordion Inc. Fiscal 2011 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

Medical Isotopes

Medical Isotopes segment earnings of $9.1 million in Q4 2011 increased by $4.3 million or 91% compared to Q3 2011. This is primarily due to higher volumes of Mo-99 in Q4 2011.  As discussed above, Q3 2011 earnings were negatively impacted by the one-month planned maintenance shutdown of the NRU reactor, providing less coverage of the fixed costs in the business segment. In addition, gross margins in Reactor isotopes were negatively impacted in Q3 2011 as we sourced non-Mo-99 isotopes from more expensive secondary suppliers in order to continue supplying our customers.

Quarter-to-quarter Medical Isotopes segment earnings were impacted by the costs of maintaining our infrastructure related to Reactor isotopes production while the NRU reactor was down in 2009 and 2010. Generally, our Reactor isotopes products have higher gross margins than the Cyclotron isotopes products.

Corporate and Other

Corporate and Other segment loss of $0.3 million in Q4 2011 was lower compared to Q3 2011 due mainly to insurance and capital tax recoveries in Q4 2011.

Quarter-to-quarter Corporate and Other segment results have been impacted by our strategic repositioning and our continued focus on achieving an optimal level of corporate SG&A spend.

Other items that have affected the quarter-to-quarter comparability of the income (loss) from continuing operations include:

Embedded derivative gains and losses: (millions of U.S. Dollars, except for foreign exchange rates)

Results for the quarters beginning in fiscal 2011 reflect after-tax embedded derivative gains and losses that are significantly higher than previous quarters due to the increased U.S. to Canadian dollar exchange rate exposure from Russian supply contracts for Mo-99 entered into in Q4 2010. Note these gains and losses are for accounting purposes and are non-cash transactions in the current periods.

Q2 2011: comprised of a $39.0 million gain related to currency movement in the quarter offset by a $38.3 million loss related to a reduction in the notional amount of product expected over the life of the contracts

After-tax restructuring charges related to the strategic repositioning: (millions of U.S. dollars)
Results for the quarters in fiscal 2010 reflect significant restructuring charges related to our strategic repositioning.

Share buybacks:
Earnings per share amounts were impacted by the number of Common shares repurchased and cancelled under the substantial issuer bid in Q3 2010, and the normal course issuer bid during the fiscal year ended 2011.

Nordion Inc. Fiscal 2011 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

Fourth quarter analysis
Fourth quarter fiscal 2011 compared to the fourth quarter fiscal 2010
		Three months ended October 31
(thousands of U.S. dollars)	2011	% of revenues	2010	% of revenues
Revenues from continuing operations	$74,000	100%	$81,609	100%
Costs and expenses
Direct cost of revenues	32,043	43%	34,462	42%
Selling, general and administration	15,743	21%	26,171	32%
Depreciation and amortization	5,700	8%	6,349	8%
Restructuring charges, net	1,016	1%	2,486	3%
Change in fair value of embedded derivatives	12,970	18%	(11,716)	(14%)
Other expenses, net	920	1%	3,379	4%
Operating income from continuing operations	$5,608	8%	$20,478	25%
Interest expense	(889)	(1%)	(1,379)	(2%)
Interest income	2,480	3%	2,657	3%
Equity earnings	-	-	6	-
Income tax expense	(700)	(1%)	(7,345)	(9%)
Income from discontinued operations, net of income taxes	402	1%	1,255	2%
Net income	$6,901	9%	$15,672	19%

Three months ended October 31
	Targeted Therapies		Sterilization Technologies		Medical Isotopes
(thousands of U.S. dollars)	2011	2010	2011	2010	2011	2010
Revenues	$16,367	$18,732	$32,467	$35,110	$25,166	$27,767
Direct cost of revenues	5,542	8,410	14,062	12,545	12,439	13,507
Selling, general and administration	4,509	4,216	4,039	4,070	3,777	4,368
Other expense (income), net	1,852	1,802	(114)	219	(193)	224
Segment earnings	$4,464	$4,304	$14,480	$18,276	$9,143	$9,668

Revenues from continuing operations
Revenues from continuing operations of $74.0 million in the fourth quarter of fiscal 2011 decreased by $7.6 million or 9% compared with the same period of fiscal 2010, primarily due to decreased revenues from Contract Manufacturing revenue as a result of the manufacturing interruption of CardioGen-82 as discussed in as described in the “Recent business and corporate developments” section of this MD&A. In addition, there were declines in other product lines except for TheraSphere which grew by 42%.

Selling, general and administration (SG&A)
SG&A expenses of $15.7 million in Q4 2011 were $10.4 million lower compared with the same period of fiscal 2010, primarily due to lower costs associated with transition activities, lower annual incentive payouts, mark-to-market valuation of deferred share units, and insurance and capital tax recoveries.

Other expenses, net
Other expenses, net of $0.9 million in the fourth quarter of fiscal 2011 decreased by $2.5 million compared with same period of fiscal 2010 driven primarily by a $1.5 million foreign exchange gain on revaluation of net monetary assets and liabilities in Q4 2011 compared to a $2.1 million foreign exchange loss in Q4 2010. In Q4 2010, we also had a $1.1 million loss on disposal of our Canadian non-bank sponsored asset back commercial paper. The higher expenses in Q4 2010 were partially offset by higher TSA revenues in Q4 2010 related to the divested businesses. The income earned from the TSAs was largely offset by related costs, which were reported in SG&A.

Change in fair value of embedded derivatives
We recorded a loss of $13.0 million for the change in fair value of embedded derivatives in the fourth quarter of fiscal 2011 compared with a gain of $11.7 million in the same period of fiscal 2010, primarily driven by fluctuations in the U.S. to Canadian dollar exchange rate and changes in estimate for the notional supply amount.

Nordion Inc. Fiscal 2011 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

Segment earnings
Targeted Therapies
Segment earnings of $4.5 million in the fourth quarter of fiscal 2011 increased by $0.2 million compared with the same period of fiscal 2010 primarily due to higher TheraSphere volume, which was largely offset by the manufacturing interruption of CardioGen-82, higher R&D spending, and unfavourable foreign exchange impact on the Canadian dollar spending.

Sterilization Technologies
Segment earnings of $14.5 million in the fourth quarter of fiscal 2011 decreased by $3.8 million compared with same period of fiscal 2010 due to lower Co-60 volumes as well as relatively lower margins on production irradiators.

Medical Isotopes
Segment earnings of $9.1 million in the fourth quarter of fiscal 2011 decreased by $0.5 million compared with the same period of fiscal 2010 driven by lower Mo-99 pricing and lower cyclotron volumes.

Income from continuing operations
Income from continuing operations of $6.5 million in the fourth quarter of fiscal 2011 decreased by $7.9 million compared with the same quarter in fiscal 2010. The decrease was primarily due to the loss on the change in the fair value of the embedded derivatives.

Cash flow

Our operations and other operating working capital changes contributed a positive net cash inflow of $17.8 million in Q4 2011.

The primary cash inflows in the fourth quarter of fiscal 2011, excluding those associated with our product revenues included:
•	$7.6 million of restricted cash released; and,
•	$3.3 million of payments from AECL related to a note receivable.

With these cash inflows, and our cash on hand, we used cash in the following activities in Q4 2011:
•	$12.5 million in share buyback under NCIB;
•	$6.4 million of cash dividends paid; and,
•	$3.9 million of capital asset additions.

Nordion Inc. Fiscal 2011 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

Balance sheet insights

To assist your understanding of our balance sheet accounts, we have briefly summarized a number of items below that are recorded in our balance sheet and described in more detail in our financial statement notes.

Embedded derivatives
Included in Other current assets and Accrued liabilities are embedded derivatives assets and liabilities of $11.6 million and $0.4 million, respectively, as of October 31, 2011. These relate to certain long-term supply contracts that are denominated in currencies that are not the functional currency of either party to the agreements. These embedded derivatives can fluctuate significantly from period to period as they are based on notional amounts exceeding $300 million at October 31, 2011, and are revalued at the end of each reporting period based on changes in currency exchange rates relative to the Canadian dollar.

Investment in Celerion, Inc. (Celerion) & note receivable from Celerion
Long-term investments include our 15% minority interest in Celerion, carried at $1.5 million and a note receivable from Celerion, carried at $20.7 million. The face value of the note as of October 31, 2011 is $28.6 million, with the carrying value reflecting discount rates of 28% and 8% for unsecured and secured cash flows, respectively.  The significant majority of the note is unsecured and has a five year term bearing interest at 4% per annum which is accruing to the principal amount of the note. Our exposure to losses with respect to Celerion is limited to the carrying amount of this note receivable and our minority interest in Celerion.

Investment in Lumira Capital Corp. (Lumira)
Included in Long-term investments is our investment in Lumira, a privately held investment fund management company that has long-term investments in development-stage enterprises. We record this investment using the equity method of accounting and the carrying amount of this investment is $nil as of October 31, 2011, resulting from cumulative dividends received and equity losses recorded in prior periods.  We have no further exposure to losses with respect to Lumira as our exposure is limited to the carrying amount of this investment.

Restricted cash
Included in Other long-term assets is restricted cash of $5.8 million as of October 31, 2011, related to our captive insurance liabilities.

Financial instrument pledged as security on long-term debt & Long-term debt
Included in Notes receivable and Other long-term assets is a financial instrument with a carrying value of $44.1 million as of October 31, 2011.  This financial instrument is classified as held to maturity and is not readily tradable. Included in Long-term debt is a non-interest-bearing Canadian government loan with a carrying value of $44.1 million as of October 31, 2011.  The cash inflow of the financial instrument exactly offsets the cash outflow of the long-term debt. We have pledged the financial instrument as security to offset the long-term debt, effectively resulting in net nil debt.

Note receivable from AECL
The note receivable from AECL is carried at $12.0 million as at October 31, 2011 and is repayable monthly with the last payment scheduled in September 2012.

Deferred tax assets
We have recorded current and non-current deferred tax assets of $80.9 million as of October 31, 2011.  These assets relate to our Canadian operations and can be used to reduce future cash taxes in Canada.

Liabilities retained from divested and discontinued operations

Included in Accrued liabilities is $9.5 million related to an arbitration ruling in our dispute with Life Technologies Corporations.  We subsequently filed a Statement of Claim against Life and have requested the $9.5 million settlement payment be stayed pending the outcome of this new claim.

Accrued liabilities also includes a provision of $8.3 million to address certain U.S. Food and Drug Administration (FDA) issues related to the Company’s discontinued bioanalytical operations in its Montreal, Canada, facilities.

Included in Accrued liabilities and Other long-term liabilities is a restructuring provision of $9.4 million.  The restructuring activities have been substantially completed and the remaining restructuring provision is expected to be utilized in the first quarter of fiscal 2012, except for future rental payments related to the Company’s former corporate office space in Toronto, which may extend over 3 years.

Nordion Inc. Fiscal 2011 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

4) Consolidated Liquidity and Capital Resources

Cash flows
We have summarized our cash flows from operating, investing and financing activities, as reflected in our consolidated statements of cash flows, in the following table:

Years ended October 31 (thousands of U.S. dollars)	2011	2010	2009
Cash provided by (used in) continuing operating activities	$37,109	$(59,926)	$98,317
Cash provided by (used in) continuing investing activities	21,528	(12,846)	(13,189)
Cash used in continuing financing activities	(71,642)	(671,129)	(6,237)
Cash (used in) provided by discontinued operations	(38,197)	559,370	83,210
Effect of foreign exchange rate changes on cash and cash equivalents	2,467	9,130	19,050
Net (decrease) increase in cash and cash equivalents during the period	$(48,735)	$(175,401)	$181,151

The primary cash inflows in fiscal 2011, excluding those associated with our product revenues included:
•	$26.6 million from restricted cash primarily as a result of establishing our $75.0 million credit facility;
•	$13.7 million of payments from AECL related to a notes receivable; and,
•	$3.8 million from the sale of shares and dividends associated with investments.

With these cash inflows and our cash on hand, we used cash in the following activities:
•	$52.4 million to buyback our Common shares through an NCIB;
•	$19.2 million in dividend payments;
•	$22.4 million related to the divestiture of our Belgian operations to Best Medical;
•	$21.5 million in net final deal payments, restructuring and other costs associated with our strategic repositioning;
•	$6.7 million capital expenditures; and,
•	$6.6 million in pension plan contributions.

The remaining $36.0 million of inflows primarily related to our profitability which was partially offset by an increase in working capital requirements.

Continuing operating activities
Cash provided by our operating activities for fiscal 2011 was $37.1 million compared to $59.9 million cash used and $98.3 million cash provided for fiscal 2010 and 2009, respectively. We earned income from continuing operations of $43.5 million for 2011, which includes a non-cash change in the fair value of embedded derivative assets of $2.6 million gain. In 2011, our accounts receivable decreased by $1.2 million, our accounts payable and accrued liabilities decreased $26.2 million due mainly to the payment of cost associated with the strategic repositioning, and our inventories increased by $4.0 million primarily driven by the timing of our sale and receipt of Co-60 as well as shipments of production irradiators. In addition, deferred revenue decreased by $11.3 million related to Contract Manufacturing and production irradiator projects completed in fiscal 2011.

The cash outflow in 2010 was impacted by a number of significant transactions related to our strategic repositioning. Cash outflow of $59.9 million primarily included $103.6 million related to restructuring and deal costs, including severance, change of control payments and banker and advisory fees, $12.5 million in income and sale tax payments resulting from prior year audits and $6.5 million in pension plan contributions. These outflows were partially offset by $12.8 million of payments from AECL related to a note receivable, $14.0 million in income associated with transition service provided to the buyers of the businesses we sold, and $3.0 million in dividends from Lumira.

The cash inflow of $98.3 million in fiscal 2009 primarily included collection of a $59.7 million note related to the sale of our Diagnostics business in 2007, $40.5 million in proceed from the sale of Pharma Services Phase II-IV and Central Labs business and $11.1 million of payments related to the AECL note receivable.

Continuing investing activities
There was an increase in cash of $21.5 million provided by investing activities for fiscal 2011 compared with $12.8 million and $13.2 million of cash used in fiscal 2010 and 2009, respectively. During fiscal 2011, we had a significant decrease in restricted cash of $26.6 million including previously held as collateral to secure letters of credit which are now secured by our new credit facility and $1.7 million cash sale proceeds for our available for sale investment.  The increase in cash was partially offset by capital asset additions of $6.7 million.

During fiscal 2010, we purchased capital assets of $7.3 million and our restricted cash increased by $16.1 million mainly as a result of the cancellation of the previous credit facility we had in place, which were partially offset by $10.6 million of cash received from the sale of our

Nordion Inc. Fiscal 2011 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

long-term investments. In fiscal 2009, we incurred capital expenditures of $8.9 million and had an increase in restricted cash of $10.0 million resulting from to the sale of MDS Pharma Services Phase II-IV, which was partially offset by a decrease of $5.7 million for restricted cash relating to the insurance liabilities.

Continuing financing activities
We used cash of $71.6 million for financing activities for fiscal 2011 compared with $671.1 million and $6.2 million cash used in fiscal 2010 and 2009, respectively. During fiscal 2011, we repurchased and cancelled our Common shares for $52.4 million and paid $19.2 million of cash dividends declared in January, June and September 2011. In fiscal 2010, we completed a substantial issuer bid for a total cost of $450.0 million and repaid a $221.5 million of the outstanding principal for our senior unsecured notes and certain capital lease obligations.

Discontinued operations activities
For fiscal 2011, we used cash of $38.2 million. Our discontinued operations activities were primarily driven by $22.4 million cash outflows related to the divestiture of MDS Nordion S.A. in Belgium, including an $18.5 million capital infusion, as well as the $4.6 million operating loss incurred prior to the completion of the sale. These cash outflows were partially offset by $1.4 million of cash proceeds from the sale of our MDS Pharma Services building in Phoenix, Arizona.

Cash of $559.4 million and $83.2 million provided by discontinued operations during fiscal 2010 and 2009, respectively, was primarily due to the net proceeds received for the sales of the MDS Analytical Technologies, MDS Pharma Services Phase II-IV as well as Central Labs businesses.

Liquidity

As at October 31 (thousands of U.S. dollars)	2011	2010	Change
Cash and cash equivalents	$74,067	$122,802	(40%)
Current ratio(a)	2.4	2.2	9%
(a) Excludes current assets and current liabilities related to discontinued operations.

Our cash and cash equivalents of $74.1 million as of October 31, 2011 was $48.7 million lower than the $122.8 million we had as of October 31, 2010. As we discussed in the Cash flows section above, the decrease was primarily due to our $52.4 million share buyback under the NCIB, $22.4 million related to our divestiture of MDS Nordion S.A., $12.2 million paid for final post-closing settlements payouts relating to our sales of MDS Analytical Technologies and MDS Pharma Services Early Stage businesses, $19.2 million of cash dividends paid, and the $6.5 million we paid in 2011 for fiscal 2010 annual incentive payments. The decrease in cash and cash equivalents was partially offset by $26.6 million of restricted cash released to cash, and $13.7 million of cash received on the AECL note receivable.

Our current ratio of 2.4 as of October 31, 2011 was relatively flat to 2.2 as of October 31, 2010 as decreases in current assets were offset by proportionate decreases in current liabilities. The decline in the current assets were primarily due to a decrease in cash and cash equivalents and the offsetting decline in the current liabilities were mainly due to a decrease in our accrued liabilities related to transaction costs and closing adjustments for our strategic repositioning.

Prior to entering into our new credit facility in June 2011, we had credit facilities in place, expressly for letters of credit and letters of guarantee. Under the terms of the facilities, cash for the full amount of the outstanding letters of credit and letters of guarantee was held in account as security, which represented restricted cash and was not available for operations. As of October 31, 2011, our remaining restricted cash of $5.8 million related to funds for insurance liabilities. During the fourth quarter of fiscal 2011, $5.0 million of cash proceeds held in escrow related to the sale of MDS Pharma Services Phase II-IV was released to cash as well as a $2.3 million decrease in the captive insurance liability.

New credit facility
Effective June 3, 2011, we entered into a $75.0 million senior revolving three year committed credit facility with the Toronto-Dominion Bank (TD) and a select group of other financial institutions. Each material subsidiary of Nordion jointly and severally guaranteed the obligations of the borrower to the lenders. The loan agreement includes customary positive, negative and financial covenants.  The bank is granted floating and fixed charges over the assets of the borrower and guarantors including, but not limited to, accounts receivable, inventory and real property.

Under the new credit facility, we are able to borrow Canadian and US dollars by the way of Canadian dollar prime rate loans, US dollar base rate loans, US dollar Libor loans, the issuance of Canadian dollar banker’s acceptances and letters of credit in Canadian and US dollars. Letters of credit shall not exceed $50.0 million and the TD will make available a swingline of $7.5 million. The credit facility is payable in full on the day falling three years after the closing date on June 6, 2014; however, the term of the credit facility may be extended on mutual agreement of the lenders for successive subsequent periods.

Nordion Inc. Fiscal 2011 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

Concurrent with entering into our new credit facility, we no longer have our cash held in account as security for outstanding letters of credit. The new credit facility is primarily for general corporate purposes. We have not used the credit facility for borrowing, however, we have $19.7 million of letters of credit issued against the credit facility.

Pension
For funding purposes, we are required by regulation to update our actuarial valuation of our major defined benefit pension plan as of January 1, 2012. Based on this actuarial valuation completed in Q3 2011, annual funding requirements are approximately $11 million, including approximately $3 million of current service cost contributions, in each of the next five years in order to reduce the projected solvency deficit. Based on current real interest rate levels and assets values, in particular equity investments, our funding requirement may increase by $2 million to $3 million next year. For fiscal 2011, we funded $6.6 million in cash contributions. We have also funded the solvency deficit via letters of credit starting in Q3 2011, which was accreted up to $4.4 million by the end of calendar year 2011. The deficit has arisen due to falling real interest rates where the pension liabilities increased more than the increase in the value of pension assets. The actual funding requirements over the five-year period will be dependent on subsequent annual actuarial valuations. These amounts are estimates, which may change with actual investment performance, changes in interest rates, any pertinent changes in government regulations, and any voluntary contributions. We may be able to issue letter of credits to meet the above funding requirements.

In addition, we retained a defined benefit pension plan associated with MDS Pharma Services Early Stage. The current estimated under-funded status based on the latest actuarial valuation completed is approximately $3.9 million.

Future liquidity requirements
We believe that cash on hand, cash flows generated from operations, and borrowing from our existing line of credit, if needed, will be sufficient to meet the anticipated requirements for operations, capital expenditures, R&D expenditures including trials for TheraSphere, pension funding, litigation costs including the MAPLE arbitration, contingent liabilities including FDA settlements, the Life arbitration settlement, and restructuring costs. At this time, we do not anticipate any issues in collecting amounts owed to us with respect to the notes receivable from AECL.

Contractual obligations
Subsequent to the sale of Early Stage, we have retained litigation claims and other costs associated with the U.S. FDA’s review of our discontinued bioanalytical operations and certain other contingent liabilities in Montreal, Canada. We have also retained certain liabilities related to pre-closing matters, a defined benefit pension plan for U.S. employees, and lease obligations for office locations in King of Prussia, Pennsylvania and Bothell, Washington. We have estimated the cost of future lease payments, net of expected sublease revenue, where applicable, to be approximately $1.8 million. Under certain circumstances, we may be required to assume additional liabilities that could result in future cash payments.

(thousands of U.S. dollars)	2012	2013	2014	2015	2016	Thereafter
Long-term debt	$4,156	$3,941	$3,816	$32,417	$-	$-
Interest on long-term debt	3,044	2,983	2,910	1,182	-	-
Operating leases	3,563	3,062	2,058	1,917	1,935	5,335
Purchase obligations	42,361	52,205	74,341	61,104	71,703	233,597
	$53,114	$62,181	$83,115	$96,617	$73,638	$238,932

Long-term debt consists of a $44.1 million, non-interest bearing, government loan; and other commitments totaling $0.2 million which represent capital lease obligations.

The amounts for operating leases primarily relate to the rental of offices, laboratory facilities and equipment to support global operations.

We have long-term supply arrangements totaling approximately over $490 million primarily related to the supply of Mo-99 and Co-60 from certain domestic and international suppliers of isotopes and IT infrastructure service providers. These agreements including certain take-or-pay contracts provide for minimum purchase quantities, and certain prices are based on market rates at the time of delivery. Amount of purchase obligations are based on management’s best estimate in respect of these agreements. The terms of these long-term supply or service arrangements range from 1 to 13 years.

We have entered into contracts for other outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

The expected timing of payment of the obligations discussed above is estimated based on current information. The timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services, foreign exchange fluctuations, or, for some obligations, changes to agreed-upon amounts.

Nordion Inc. Fiscal 2011 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

Indemnities and guarantees
In connection with our various divestitures, we agreed to indemnify buyers for actual future damage suffered by the buyers related to breaches, by us, of representations and warranties contained in the purchase agreements. In addition, we have retained certain existing and potential liabilities arising in connection with such operations related to periods prior to the closings. To mitigate our exposure to certain of these potential liabilities, we maintain errors and omissions insurance and other insurance. We are not able to make a reasonable estimate of the maximum potential amount that we could be required to pay under these indemnities. We have not made any significant payments under these types of indemnity obligations in the past; however, we have had early discussions with buyers related to certain indemnities provided.

Arbitration with Life Technologies Corporations
As discussed in “Recent business and corporate developments” section of this MD&A, a $9.5 million arbitration ruling was made in favour of Life. We have not paid this amount.

Capitalization
Our long-term debt of $44.3 million as of October 31, 2011, is primarily a non-interest-bearing Canadian government loan maturing in 2015, which we have fully secured with a long-term financial instrument that we have included in “Other long-term assets” in our consolidated statements of financial position.

Our shareholders’ equity as of October 31, 2011, was $284.8 million compared with $337.6 million as of October 31, 2010. The decrease reflects a total cost of $52.4 million for our NCIB in fiscal 2011 including a charge of $32.6 million to our accumulated deficit due to share buyback costs in excess of $19.8 million carrying value of the Common shares. During fiscal 2011, we repurchased and cancelled 4,860,132 of our Common shares for an aggregate purchase price of $52.4 million. During fiscal 2011, we also declared and paid three quarterly dividends for a total $19.2 million. These decreases were partially offset by our positive net income of $16.8 million.

Off-balance sheet arrangements
We do not have any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that are material to investors other than operating leases and derivative instruments.

Derivative instruments
As of October 31, 2011, we held total $36.5 million notional amount of foreign exchange forward contracts designated as cash flow hedges. During fiscal 2011, we recorded a $0.2 million realized loss and a $0.1 million unrealized gain for foreign exchange forward contracts designated as cash flow hedges. As of October 31, 2011, we held no derivatives designated as fair value or net investment hedges. As of October 31, 2010, we held no derivatives designated as cash flow, fair value, or net investment hedges.

As of October 31, 2011, we identified certain embedded derivative assets with a fair value of $11.6 million (October 31, 2010 - $10.5 million) and embedded derivative liabilities with a fair value of $0.4 million (October 31, 2010 - $2.0 million), which have a total notional amount of approximately over $300 million (October 31, 2010 – approximately $700 million). During fiscal 2011, we recorded a $2.6 million gain for the change in the fair value of the embedded derivatives, compared to $13.1 million and $7.9 million gain in fiscal 2010 and 2009, respectively.

Litigation
For full descriptions of our material litigation, see “Section 9, Legal Proceedings” in our current AIF.

MAPLE
We are involved in an arbitration related to the MAPLE Facilities and an associated lawsuit with AECL and the Government of Canada. AECL and the Government of Canada unilaterally announced in fiscal 2008 their intention to discontinue the development work on the MAPLE Facilities. At the same time, AECL and the Government of Canada also publicly announced that they would continue to supply medical isotopes from the current NRU reactor, and would pursue a license extension of the NRU reactor operations past the expiry date, at the time, of October 31, 2011. On July 8, 2008, we served AECL with a notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under an agreement entered into with AECL in February 2006 (the 2006 Agreement) to complete the MAPLE Facilities and, in the alternative and in addition to such order, seeking significant monetary damages. In the lawsuit, we are claiming $1.6 billion (C$1.6 billion) in damages from AECL and the Government of Canada. Our current emphasis is on arbitration proceedings, which continue broadly along the planned schedule. Due to changes in scheduling, we now expect hearings for the arbitration to extend into the second quarter of fiscal 2012 and expect a decision from the panel thereafter.  Under the arbitration provisions, the parties have limited appeal rights as to matters of law. In addition to the legal proceedings initiated by us against AECL and the Government of Canada, we are currently exploring supply alternatives to mitigate the lack of supply from AECL, for both the long-term

Nordion Inc. Fiscal 2011 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

supply of reactor-based medical isotopes and isotopes produced by other modalities. We have also urged the Government of Canada and AECL to consult with international experts and obtain their assistance toward activating the MAPLE Facilities project.

Bioequivalence studies
During fiscal 2009, we were served with a Complaint related to repeat study costs and mitigation costs of $10 million and lost profits of $70 million. This action relates to certain bioequivalence studies carried out by our former MDS Pharma Services business unit at our Montreal, Canada facility from January 1, 2000, to December 31, 2004. We maintain reserves in respect of repeat study costs as well as errors and omissions insurance. We have assessed this claim and have accrued amounts related to the direct costs associated with the repeat study costs in our FDA provision.  We have not made a specific provision related to the claim for lost profit, other than insurance deductible liabilities. We have filed an Answer and intend to vigorously defend this action.

During fiscal 2009, we were served with a Statement of Claim related to repeat study and mitigation costs of $5.0 million (C$5 million) and loss of profit of $30.1 million (C$30 million). This action relates to certain bioequivalence studies carried out by our former MDS Pharma Services business unit at our Montreal, Canada facility from January 1, 2000, to December 31, 2004. We maintain reserves in respect of repeat study costs as well as errors and omissions insurance. We have assessed this claim and have accrued amounts related to the direct costs associated with the repeat study costs in our FDA provision.  We have not made a specific provision related to the claim for lost profit, other than insurance deductible liabilities. We have filed a Statement of Defence and intend to vigorously defend this action.

Nordion Inc. Fiscal 2011 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

5) Accounting and Control Matters
Recent accounting pronouncements

On April 16, 2010, the FASB issued ASU No. 2010-13, “Stock Compensation (Topic 718), Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades” (ASU 2010-13), which clarifies that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades must not be considered to contain a market, performance or service condition. An entity should not classify such an award as a liability if it otherwise qualifies for classification in equity. ASU 2010-13 is effective for fiscal years beginning on or after December 15, 2010 and for interim periods within those fiscal years and is to be applied prospectively. We adopted ASU 2010-13 on November 1, 2011 and do not expect it to have a significant impact on our consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements” (ASU 2010-06), which provides amendments that clarify existing disclosures and requires new disclosures related to fair value measurements. In particular, ASU 2010-06 requires more disaggregated information on each class of assets and liabilities and further disclosures on transfers between levels 1 and 2 and activity in level 3 fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about activity in level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. We plan to adopt ASU 2010-06 for level 3 fair value measurements on November 1, 2011.  In May 2011, the FASB also issued ASU No. 2011-04, “Fair Value Measurement and Disclosures (Topic 820), Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS,” which amends Topic 820, “Fair Value Measurements and Disclosures,” to converge the fair value measurement guidance in U.S. generally accepted accounting principles and International Financial Reporting Standards. ASU 2011-04 clarifies the application of existing fair value measurement requirements, changes certain principles in Topic 820 and requires additional fair value disclosures. ASU 2011-04 is effective for annual periods beginning after December 15, 2011, and we plan to adopt ASU 2011-04 on November 1, 2012.  ASU 2010-06 and ASU 2011-04 are not expected to have a significant impact on our consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force)” (ASU 2010-28). ASU 2010-28 addresses how companies should test for goodwill impairment when the book value of a reporting entity is zero or negative. For reporting units with zero or negative carrying amounts, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. ASU 2010-28 is effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. We adopted ASU 2010-28 on November 1, 2011 and do not expect it to have a significant impact on our consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-08, “Testing Goodwill for Impairment” (ASU 2011-08).  ASU 2011-08 provides an entity the option to first assess the qualitative factors whether it is necessary to perform the two-step quantitative goodwill impairment test.  An entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount.  The ASU includes a number of factors to consider in conducting the qualitative assessment.  ASU 2011-08 is effective for fiscal years beginning after December 15, 2011, with early adoption permitted.  We adopted ASU 2011-08 on October 1, 2011, with no material impact to our consolidated financial statements.

International Financial Reporting Standards
We have been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in the U.S. and in Canada with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS).  We currently expect to adopt IFRS as our primary reporting standard when the U.S. Securities and Exchange Commission requires domestic registrants in the U.S. to transition to IFRS.

Critical accounting policies and estimates

Our discussion and analysis of the financial condition and results of operations is based on the consolidated financial statements, which have been prepared in accordance with U.S. GAAP applied on a consistent basis. Beginning with its fiscal 2007 year-end, we adopted the U.S. dollar as the Company’s reporting currency and U.S. GAAP as its primary reporting standard for the presentation of its consolidated financial statements.

Use of estimates
The preparation of the consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The Company’s estimates are based on the facts and circumstances available at the time estimates are made, historical experience, risk of loss, general economic conditions and trends, and the Company’s assessments of the probable future outcomes of these matters. Actual results could

Nordion Inc. Fiscal 2011 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the consolidated statements of operations in the period in which they are determined.

Cash and cash equivalents
Cash and cash equivalents include cash on hand, balances with banks, demand deposits, and investments with maturities of three months or less at the time the investment is made. The fair value of cash and cash equivalents approximates the carrying amounts shown in the consolidated statements of financial position.

Restricted cash
Restricted cash, which is included in other long-term assets, includes cash held for specific purposes which is not readily available to be used in the Company’s operations related to insurance liabilities.  Historically, restricted cash has also included escrow amounts related to divestitures and collateral for letters of credit issued by the Company.

Allowance for doubtful accounts
The Company maintains an allowance for doubtful accounts based on a variety of factors, including the length of time the receivables are past due, macroeconomic conditions, significant one-time events, historical experience and the financial condition of customers. The Company records a specific reserve for individual accounts when it becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position. If circumstances related to a customer change, the Company would further adjust estimates of the recoverability of receivables.

Inventories
Inventories of raw materials and supplies are recorded at the lower of cost or market value, determined on a first-in, first-out (FIFO) basis.  Finished goods and work-in-process include the cost of material, labor and manufacturing overhead and are recorded on a FIFO basis at the lower of cost or market. The Company reduces the carrying value of inventories for those items that are potentially excess, obsolete or slow-moving based on changes in customer demand, technology developments or other economic factors.

Property, plant and equipment
Property, plant and equipment, including assets under capital leases, are carried in the accounts at cost less accumulated depreciation.  Gains and losses arising on the disposal of individual assets are recognized in income in the period of disposal.
The costs associated with modifications to facilities owned by others to permit isotope production are deferred and recorded as facility modifications and amortized over the expected contractual production.

Costs, including financing charges and certain design, construction and installation costs, related to assets that are under construction and are in the process of being readied for their intended use are recorded as construction in-progress and are not subject to depreciation.

Depreciation, which is recorded from the date on which each asset is placed into service, is generally provided for on a straight-line basis over the estimated useful lives of the property, plant and equipment as follows:

Buildings	25 ― 40 years
Equipment	3 ― 20 years
Furniture and fixtures	3 ― 10 years
Computer systems	3 ― 7 years
Leaseholds improvements	Term of the lease plus renewal periods, when renewal is reasonably assured

Asset retirement obligations
The Company records asset retirement obligation costs associated with the retirement of tangible long-lived assets. The Company reviews legal obligations associated with the retirement of these long-lived assets. If it is determined that a legal obligation exists and it is probable that this liability will ultimately be realized, the fair value of the liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the expected life of the asset. The present value of the asset retirement obligation is accreted with the passage of time to its expected settlement fair value.

Goodwill
Goodwill is not amortized but is tested for impairment, at least annually. The Company tests goodwill during the fourth quarter of each year for impairment, or more frequently if certain indicators are present or changes in circumstances suggest that impairment may exist. The Company first assesses qualitative factors to determine whether it is necessary to perform the two step quantitative goodwill impairment test. If it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying value, the Company utilizes the two-step quantitative approach.  The first step requires a comparison of the carrying value of the reporting units to the fair value of these units. The Company estimates the fair value of its reporting units through internal analyses and valuation, utilizing an income approach based on the present value of future cash flows. If the carrying value of a reporting unit exceeds its fair value, the

Nordion Inc. Fiscal 2011 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

Company will perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of a reporting unit’s goodwill with its carrying value. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

Impairment of long-lived assets
The Company evaluates the carrying value of long-lived assets, including property, plant and equipment, for potential impairment when events and circumstances warrant a review. Factors that the Company considers important that could trigger an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business, significant negative industry or economic trends, a significant adverse legal or regulatory development, a significant decline in the Company’s stock price for a sustained period, and the Company’s market capitalization relative to its net book value. In assessing long-lived assets for impairment, assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

The carrying value of a long-lived asset is considered impaired when the anticipated net recoverable amount of the asset is less than its carrying value.  In that event, a loss is recognized in an amount equal to the difference between the carrying value and fair value less costs of disposal by a charge to income.  The anticipated net recoverable amount for a long-lived asset is an amount equal to the anticipated undiscounted cash flows net of directly attributable general and administration costs, carrying costs, and income taxes, plus the expected residual value, if any.

When required, the fair values of long-lived assets are estimated using accepted valuation methodologies, such as discounted future net cash flows, earnings multiples, or prices for similar assets, whichever is most appropriate under the circumstances.

Long-term investments
The Company accounts for long-term investments where it has the ability to exercise significant influence using the equity method of accounting. In situations where the Company does not exercise significant influence over a long-term investee that is not publicly listed, the investments are recorded at cost. Investments in public companies are carried at fair value. The Company periodically reviews these investments for impairment. In the event the carrying value of an investment exceeds its fair value and the decline in fair value is determined to be other than temporary, the Company writes down the value of the investment to its fair value.

Leases
Leases entered into by the Company in which substantially all of the benefits and risks of ownership are transferred to the Company are recorded as obligations under capital leases, and under the corresponding category of property, plant and equipment. Obligations under capital leases reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by rental payments net of imputed interest. Property, plant, and equipment under capital leases are depreciated, to the extent that these assets are in continuing operations, based on the useful life of the asset.  All other leases in continuing operations are classified as operating leases and leasing costs, including any rent holidays, leasehold incentives, and rent concessions, are amortized on a straight-line basis over the lease term.

Revenue recognition
Revenues are recorded when title to goods passes or services are provided to customers, the price is fixed or determinable, and collection is reasonably assured. For the majority of product revenues, title passes to the buyer at the time of shipment and revenue is recorded at that time.

The Company recognizes revenue and related costs for arrangements with multiple deliverables as each element is delivered or completed based upon fair value as determined by vendor-specific objective evidence of selling price or third-party evidence of selling price. If neither vendor-specific objective evidence nor third-party evidence of a selling price is available for any undelivered element, revenue for all elements is calculated based on an estimated selling price method. When a portion of the customer’s payment is not due until acceptance, the Company defers that portion of the revenue until acceptance has been obtained. Revenue for training is deferred until the service is completed.  Revenue for extended service contracts is recognized ratably over the contract period. Provisions for discounts, warranties, rebates to customers, returns and other adjustments are provided for in the period the related sales are recorded.

Warranty costs
A provision for warranties is recognized when the underlying products or services are recorded as revenues. The provision is based on estimated future costs using historical labor and material costs to estimate costs that will be incurred in the warranty period.

Nordion Inc. Fiscal 2011 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

Stock-based compensation
The fair value of stock options is recognized as compensation expense on a straight-line basis over the applicable stock option vesting period. The expense is included in selling, general, and administration expenses in the consolidated statements of operations and as additional paid-in capital grouped within shareholders’ equity on the consolidated statements of financial position. The consideration received on the exercise of stock options is credited to share capital at the time of exercise along with the associated amount of additional paid-in capital.

Certain incentive compensation plans of the Company base the determination of compensation to be paid in the future on the price of the Company’s publicly traded shares at the time of payment or time of the grant date. Expenses related to these plans are recorded as a liability and charged to income over the period in which the amounts are earned, based on an estimate of the current fair value of amounts that will be paid in the future.

Pension, post-retirement and other post-employment benefit plans
The Company offers a number of benefit plans that provide pension and other post-retirement benefits. The current service cost of benefit plans is charged to income. Cost is computed on an actuarial basis using the projected benefits method and based on management’s best estimates of investment yields, salary escalation, and other factors.

The Company recognizes the funded status of its defined benefit plans on its consolidated statements of financial position; recognizes gains, losses, and prior service costs or credits that arise during the period that are not recognized as components of net periodic benefit (income) cost as a component of accumulated other comprehensive income, net of tax; measures its defined benefit plan assets and obligations as of the date of the Company’s fiscal year-end consolidated statements of financial position; and discloses additional information in the notes to the consolidated financial statements about certain effects on net periodic benefit (income) cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations.

The expected costs of post-employment benefits, other than pensions, for active employees are accrued in the years in which employees provide service to the Company. Adjustments resulting from plan amendments, experience gains and losses, or changes in assumptions are amortized over the remaining average service term of active employees. Other post-employment benefits are recognized when the event triggering the obligation occurs.

Research and development
The Company conducts various research and development programs and incurs costs related to these activities, including employee compensation, materials, professional services, facilities costs, and equipment depreciation. Research and development programs costs, including those internally processed, are expensed in the periods in which they are incurred.

Clinical trial expenses
Other current assets and Other long-term assets include any clinical trial prepayments made to the clinical research organization (CRO).  Research and development expenses include clinical trial expenses associated with CRO. The invoicing from CRO for services rendered can lag several months. We accrue the cost of services rendered in connection with CRO activities based on our estimate of site management, monitoring costs, and project management costs and record them in accrued liabilities.  We maintain regular communication with our CRO to gauge the reasonableness of our estimates. Differences between actual clinical trial expenses and estimated clinical trial expenses recorded have not been material and are adjusted for in the period in which they become known.

Income taxes
Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The Company provides a valuation allowance against its deferred tax assets when it believes that it is more likely than not that the asset will not be realized.

The Company determines whether it is more likely than not that a tax position will be sustained upon examination. The tax benefit of any tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon resolution of the contingency. To the extent, a full benefit is not expected to be realized on the uncertain tax position, an income tax liability is established. Interest and penalties on income tax obligations are included in income tax expense.

The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions that the Company has operated in globally. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from current estimates of the income tax liabilities. If the Company’s estimate of income tax liabilities proves to be less than the ultimate assessment, an additional charge to income tax expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the income tax liabilities may result in income tax benefits being recognized in the period when it is determined that the estimated income tax liability is no longer required. All of these

Nordion Inc. Fiscal 2011 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

potential income tax liabilities are included in income taxes payable or netted against income taxes recoverable on the consolidated statements of financial position.

Investment tax credits related to the acquisition of assets are deferred and amortized to income on the same basis as the related assets, while those related to current expenses are included in the determination of income for the year.

Earnings per share
Basic earnings per share is calculated by dividing net income by the weighted average number of Common shares outstanding during the year.

Diluted earnings per share is calculated using the treasury stock method, by dividing net income available to common shareholders by the sum of the weighted average number of Common shares outstanding and all additional Common shares that would have been outstanding shares arising from the exercise of potentially dilutive stock options during the year.

Foreign currency translation
Although the Company reports its financial results in U.S. dollars, the functional currency of the Company’s Canadian operations is Canadian dollars. The functional currencies of the Company’s foreign subsidiaries are their local currencies. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies of operations at prevailing year-end exchange rates. Non-monetary assets and liabilities are translated into functional currencies at historical rates. Assets and liabilities of foreign operations with a functional currency other than U.S. dollars are translated into U.S. dollars at prevailing year-end exchange rates, while revenue and expenses of these foreign operations are translated into U.S. dollars at average monthly exchange rates. The Company’s net investments in foreign subsidiaries are translated into U.S. dollars at historical exchange rates.

Exchange gains and losses on foreign currency transactions are recorded in other expenses, net. Upon the sale or upon complete or substantially complete liquidation of an investment in a foreign (non-Canadian functional currency) entity, the amount attributable to that entity and accumulated in the translation adjustment component of the equity is removed from the separate component of equity and reported as part of the gain or loss on sale or liquidation of the investment in the period during which the sale or liquidation occurs.
Exchange gains or losses arising on translation of the Company’s net equity investments in these foreign subsidiaries and those arising on translation of foreign currency long-term liabilities designated as hedges of these investments are recorded in other comprehensive income (OCI). Upon reduction of the Company’s investment in the foreign (non-Canadian) subsidiary, due to a sale or complete or substantially complete liquidation, the amount from the reporting currency translation as well as the offsetting amount from the translation of foreign currency long-term liabilities included in accumulated other comprehensive income (AOCI) is recognized in income.

Derivative financial instruments
In the normal course of business, the Company uses derivative financial instruments to manage foreign currency exchange rate risks. Derivative transactions are governed by a uniform set of policies and procedures covering areas such as authorization, counterparty exposure and hedging practices. Positions are monitored based on changes in foreign currency exchange rates and their impact on the market value of derivatives. Credit risk on derivatives arises from the potential for counterparties to default on their contractual obligations to the Company. The Company limits its credit risk by dealing with counterparties that are considered to be of high credit quality. The Company does not enter into derivative transactions for trading or speculative purposes. The Company records derivatives at fair value either as other current assets or accrued liabilities on the consolidated statements of financial position. The Company determines the fair value of the derivative financial instruments using relevant market inputs when no quoted market prices exist for the instruments. The fair value of the derivative financial instruments is determined by comparing the rates when the derivatives are acquired to the market rates at period-end. The key inputs include interest rate yield curves, foreign exchange spot and forward rates. The Company classifies cash flows from its derivative programs as cash flows from operating activities in the consolidated statements of cash flows.

The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. In order for a derivative to qualify for hedge accounting, the derivative must be formally designated as a fair value, cash flow or net investment hedge by documenting the relationship between the derivative and the hedged item. The documentation includes a description of the hedging instrument, the hedged item, the risk being hedged, the Company’s risk management objective and strategy for undertaking the hedge, the method for assessing the effectiveness of the hedge and the method for measuring hedge ineffectiveness. Additionally, the hedge relationship must be expected to be highly effective at offsetting changes in either the fair value or cash flows of the hedged item at both inception of the hedge and on an ongoing basis. The Company assesses the ongoing effectiveness of its hedges on a quarterly basis.

Cash flow hedges
The Company’s hedging activities include a hedging program to hedge the economic exposure from anticipated U.S. dollar denominated sales. The Company hedges a portion of these forecasted foreign denominated sales with forward exchange contracts. These transactions are designated as cash flow hedges and are accounted for under the hedge accounting.  The Company hedges anticipated U.S. dollar denominated sales that are expected to occur over its planning cycle, typically no more than 12 months into the future.  The effective portion of the hedge gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently

Nordion Inc. Fiscal 2011 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

reclassified into revenues when the hedged exposure affects earnings. Any ineffective portion of related gains or losses is recorded in the consolidated statements of operations immediately.

Other derivatives
Derivatives not designated as hedges are recorded at fair value on the consolidated statements of financial position, with any changes in the mark to market being recorded in the consolidated statements of operations. Interest rate swap contracts may be used as part of the Company’s program to manage the fixed and floating interest rate mix of the Company’s total debt portfolio and the overall cost of borrowing. The Company uses short-term foreign currency forward exchange contracts to hedge the revaluations of the foreign currency balances. The Company has also identified embedded derivatives in certain supply contracts.

Comprehensive income
The Company defines comprehensive income as net income plus the sum of the changes in unrealized gains (losses) on derivatives designated as cash flow hedges, unrealized gains (losses) on translation of debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, unrealized gains (losses) on pension liability adjustments, foreign currency translation gains (losses) on self-sustaining foreign subsidiaries and an unrealized gain (loss) on translation resulting from the application of U.S. dollar reporting and is presented in the consolidated statements of shareholders’ equity and comprehensive income (loss), net of income taxes.

Management’s annual report on disclosure controls and procedures and internal control over financial reporting

An effective system of disclosure controls and procedures and internal control over financial reporting is highly dependent upon adequate policies and procedures, human resources and information technology. All control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of the controls or procedures.  As a result, there is no certainty that our disclosure controls and procedures or internal control over financial reporting will prevent all errors or all fraud.  In addition, changes in business conditions or changes in the nature of the Company’s operations may render existing controls inadequate or affect the degree of compliance with policies and procedures.  Accordingly, even disclosure controls and procedures and internal control over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.  We, including the CEO and CFO, have evaluated the effectiveness of our disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators.  Based on that evaluation, we, including the CEO and CFO, have concluded that, as a result of the material weakness described below in our report on internal control over financial reporting, disclosure controls and procedures were not effective as of October 31, 2011.

Internal control over financial reporting

Management of Nordion, under the supervision of the CEO and CFO, is responsible for the design and operation of internal control over financial reporting and evaluates the effectiveness of these controls on an annual basis using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation and because of the material weakness described below, management has concluded that internal control over financial reporting was not effective as of October 31, 2011.  A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

As of October 31, 2011, the Company did not maintain effective internal control over financial reporting in the accounting for income taxes principally related to historical transactions.  Specifically, management has not yet completed a process of reviewing and evaluating the accounting and reporting of its income tax accounts based on the complex transactions principally arising from prior years, particularly considering the reduced size and scope of the Company which has resulted in a significantly reduced level of materiality.  While this material weakness is not pervasive in scope, it resulted in non-material errors to the financial statements that were identified and corrected prior to release and, accordingly, there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Notwithstanding the material weakness mentioned above, management has concluded that the consolidated financial statements included in this annual report present fairly, in all material respects, the Company’s financial position as of October 31, 2011 and 2010, and its results of operations and cash flows for each of the three years ended October 31, 2011, in conformity with U.S. GAAP.

Nordion Inc. Fiscal 2011 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

Ernst & Young LLP, a registered public accounting firm has audited the consolidated financial statements of MDS for the fiscal year ended October 31, 2011, has also issued a report on the Company’s consolidated financial statements and internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States).  Copies of their reports dated December 13, 2011 are included in the Consolidated Financial Statements.

Remediation of the material weakness from the prior year and related material changes in internal control over financial reporting

As at the end of fiscal 2010, Management had concluded that the technical complexity and volume of work associated with the strategic repositioning plan placed substantial demands on the Company’s tax resources, which in turn diminished the operating effectiveness of our internal controls for both routine and non-routine income tax accounting and reporting.

Management implemented a number of measures during fiscal 2011 designed to remediate these identified control deficiencies including:
•	augmenting technical accounting and tax resources with external support from professional accounting firms other than our independent registered public accounting firm;
•	the hiring of additional tax specialists into our tax group;
•
the development and implementation of a plan to review the historical tax positions and exposures for all legal entities in a complete and effective manner and in light of a lower reporting materiality;

•	working with various taxation authorities to expedite their audits of our open tax years;
•	the consideration of enhancements to the level of automation in our tax accounting and working paper preparation; and,
•	further strengthening of the design of internal controls over complex and non-routine transactions.

The measures noted above have allowed us to make substantial progress on this matter but as at October 31, 2011, we do not yet consider the material weakness to have been remediated.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. This document contains forward-looking statements, including but not limited to, statements relating to our expectations with respect to: our business strategy and the competitive landscape; factors influencing our commercial success; the demand for and supply of our products and competing products; the supply of the inputs for our products; potential outcomes of current legal proceedings; the potential for additional legal and regulatory proceedings; the regulatory status of our products, reimbursement approvals and the costs and results of clinical trials; our research and development initiatives; our estimates of future site remediation costs; our intentions with respect to our liquidity levels and access to capital; our dividend policy; the repurchase of our shares through a Normal Course Issuer Bid; and more generally statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, “assume”, “endeavour”, and similar words and expressions are intended to identify forward-looking statements.

Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances, but which are inherently subject to significant business, political, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the following factors, which are discussed in greater detail in the “Risk Factors” described in section 5 of our 2011 AIF; and our success in anticipating and managing these risks: future interruptions in the supply of reactor-produced isotopes; financial risk associated with contracts; dependence on one customer for the majority of its revenue and segment earnings in the Medical Isotopes segment; interruption in the Company’s ability to manufacture its products or deliver its services or an inability to obtain key components or raw materials; TheraSphere, is sold under a Humanitarian Device Exemption in the U.S. which may be revoked in certain circumstances; reimbursement risk under the Humanitarian Device Exemption; changes in the medical isotope market impacting price and volumes; risk associated with carrying out business in several countries; unfavourable outcome of one of the Company’s clinical trials for TheraSphere; potential changes to regulations regarding the export and use of highly enriched uranium; failure to remain in compliance with the covenants contained in the Company’s Credit Facility Agreement; shareholder activism; outcome of arbitration with AECL; inability to compete effectively; environmental risk associated with management of hazardous material; fluctuations in business environment; inadequate insurance coverage; litigation and regulatory proceedings; declines in equity markets and/or interest rates and changes in foreign exchange rates impacting pension plans; complex and costly regulation; inability to effectively introduce new products or services or failing to keep pace with technology; results and timeline of clinical trials; non-compliance with laws and regulations; foreign currency exchange risk; changes in

Nordion Inc. Fiscal 2011 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

trends of pharmaceuticals and biotechnology; global economic instability; volatility of share price; uninterruption in the performance of information technology systems and the communication systems; decommissioning of sites; inability to successfully execute strategic transactions; restrictions on access to cash; intellectual property protection; tax reassessment; research and development cost increases; services of key personnel.

The foregoing list of factors that may affect future results is not exhaustive. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We caution readers not to place undue reliance on our forward-looking statements, as a number of factors, including but not limited to the risk factors listed above and further described in section 5 of our 2011 AIF, could cause our actual results, performance or achievements to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.

We do not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Nordion Inc. Fiscal 2011 Annual Report